     As filed with the Securities and Exchange Commission on July 23, 1997

                                                     Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                --------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                        MSC INDUSTRIAL DIRECT CO., INC.
            (Exact Name of Registrant as Specified in its Charter)

        New York                     5084                      11-3289165
(State of Incorporation)  (Primary Standard Industrial       (I.R.S.Employer
                           Classification Code Number)    Identification Number)

                              151 Sunnyside Blvd.
                        Plainview, New York  11803-1592
                                (516) 349-7100

                       (Address and telephone number of
                   registrant's principal executive offices)

                                --------------

                               Mitchell Jacobson
                        MSC Industrial Direct Co., Inc.
                              151 Sunnyside Blvd.
                        Plainview, New York  11803-1592
                                (516) 349-7100
           (Name, address and telephone number of agent for service)

                                --------------

                                  Copies to:
 Joseph L. Getraer, Esq.                             Philip E. Coviello, Esq.
   Rosenman & Colin LLP                                  Latham & Watkins
   575 Madison Avenue                              885 Third Avenue, Suite 1000
New York, New York 10022                             New York, New York  10022
     (212) 940-8800                                         (212) 906-1200

                                --------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |_|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                --------------

                        CALCULATION OF REGISTRATION FEE
===============================================================================
                        Number of      Proposed       Proposed
 Title of Each Class     Shares         Maximum        Maximum       Amount of
  of Securities to        to be      Offering Price    Aggregate   Registration
   be Registered       Registered(1)  Per Share(2)   Offering Price    Fee
--------------------------------------------------------------------------------
Class A Common Stock     1,782,500     $40.91        $72,915,390.63    $22,098
===============================================================================
(1) Includes 232,500 shares that the Underwriters have the option to purchase solely to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED JULY 23, 1997

PROSPECTUS

_______, 1997

                               1,550,000 Shares

                                    [LOGO]

                             Class A Common Stock

     All of the 1,550,000 shares of Class A Common Stock offered hereby are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of shares of Class A Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

     The Company has two classes of common stock. Holders of the Class A Common Stock, which is offered hereby, are entitled to one vote per share, and holders of the Class B Common Stock are entitled to ten votes per share. See "Description of Capital Stock." Upon completion of this Offering, the principal shareholders of the Company will own approximately 51.7% of the outstanding shares of capital stock of the Company and will control approximately 91.5% of the combined voting power of all outstanding shares of capital stock of the Company. Consequently, such shareholders will be in a position to elect all of the directors of the Company and to determine the outcome of any matter submitted to a vote of the Company's shareholders for approval. See "Principal and Selling Shareholders".

     The Class A Common Stock is listed on the New York Stock Exchange under the symbol "MSM." On July 21, 1997, the last reported sales price for the Class A Common Stock on the New York Stock Exchange was $41.1875.

     See "Risk Factors" beginning on page 7 for certain information that should be considered by prospective investors.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
                     Price             Underwriting         Proceeds to
                     to the            Discounts and        the Selling
                     Public            Commissions(1)     Shareholders (2)
-------------------------------------------------------------------------------
Per Share.......       $                    $                    $
Total...........       $                    $                    $
-------------------------------------------------------------------------------
(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses estimated at $500,000, of which approximately $30,000 and $470,000 will be paid by the Company and the Selling Shareholders, respectively.

(3) The Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to an aggregate of 232,500 additional shares of Class A Common Stock solely to cover over-allotments, if any. The Company will not receive any of the proceeds upon exercise of such over-allotment option. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Selling
    Shareholders will be $       , $            and $             ,
    respectively.  See "Underwriting."

    The shares are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the shares will be made against payment
in New York, New York on or about    .

Donaldson, Lufkin & Jenrette                 Prudential Securities Incorporated
  Securities  Corporation

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE CLASS A COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THOSE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission. Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Northwestern Atrium Center, 400 West Madison Street, Suite 140, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, and the address of such site is http://www.sec.gov. Such reports, proxy statements and other information are also available for inspection at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                              PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information (including the financial statements and the notes thereto) included elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. Unless otherwise indicated, (i) all information in this Prospectus, including all adjusted and pro forma financial information, has been adjusted to give effect to the "Reorganization" (as such term is hereinafter defined), (ii) all references to the "Company" or "MSC" are to MSC Industrial Direct Co., Inc. and, unless the context otherwise requires, its subsidiaries and (iii) unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. See "The Company" and "Underwriting." All references to a fiscal year are to the Company's fiscal year which ends on the Saturday nearest August 31 of such year. References to "this Offering" are to the offering of Class A Common Stock made by this Prospectus. References to the "Initial Public Offering" are to the Company's initial public offering of Class A Common Stock in December 1995. References to the "1996 Offering" are to the Company's second public offering of Class A Common Stock in September 1996. References to the "Public Offerings" are to both the Initial Public Offering and the 1996 Offering. The Company was formed in October 1995 as a holding company to own all of the outstanding capital stock of Sid Tool Co., Inc. (the "Operating Subsidiary"), which has been in business since 1941. Immediately prior to the Company's Initial Public Offering, a total of 24,000,000 shares of the Company's Class B Common Stock were issued to the then existing shareholders of the Operating Subsidiary in exchange for all of the capital stock of the Operating Subsidiary (the "Reorganization"). The Company's principal executive offices are located at 151 Sunnyside Boulevard, Plainview, New York 11803-1592.

                                  THE COMPANY

    MSC is one of the largest direct marketers of a broad range of industrial products to small and mid-sized industrial customers throughout the United States. The Company distributes a full line of industrial products, such as cutting tools, abrasives, measuring instruments, machine tool accessories, safety equipment, fasteners, welding supplies and electrical supplies, intended to satisfy its customers' maintenance, repair and operations ("MRO") supplies requirements. The Company offers over 300,000 stock-keeping units ("SKUs") through its 3,560 page master catalog and weekly, monthly and quarterly specialty and promotional catalogs, newspapers and brochures, which are supported by approximately 50 customer service locations. Most of the Company's products are carried in stock, and orders for these products are typically fulfilled the day on which the order is received.

    MSC has grown rapidly due to expanded product offerings, increased catalog distribution and supplemental mailings and geographic expansion. The Company's net sales have increased at a compound annual rate of 24.9% from $125.5 million in fiscal 1992 to $305.3 million in fiscal 1996. During this same period, income from operations increased at a compound annual rate of 28.6% from $12.6 million to $34.5 million. These strong growth trends have continued during fiscal 1997. For the nine months ended May 31, 1997, net sales increased by $96.3 million, or 42.9%, to $320.8 million from $224.5 million for the nine months ended June 1, 1996, and income from operations, before taking into account the relocation costs associated with the move of the Company's Long Island distribution center to Harrisburg, Pennsylvania in fiscal 1996, increased by $11.8 million, or 36.6%, to $43.8 million from $32.0 million for the nine months ended June 1, 1996. The Company also expects to realize modest future growth from four acquisitions effected during fiscal 1997.

    MSC's business strategy is to provide an integrated, low cost solution to the purchasing, management and administration of its customers' MRO needs. MSC has positioned itself to add value to its customers' purchases by reducing their total MRO supplies costs, taking into account both the direct cost of products and the administrative, personnel and financial cost of obtaining and maintaining MRO supplies. MSC's extensive product offerings allow customers to reduce the administrative burden of dealing with many suppliers for their MRO needs. The Company guarantees same-day shipping of products, approximately 95% of which are generally kept in stock, thereby enabling customers to reduce their inventory investment and carrying costs. The Company reduces its customers' administrative paperwork, costs of shipping and personnel costs related to internal distribution and purchase order management by consolidating multiple purchases into a single shipment, providing a single invoice relating to multiple purchases over varying periods of time and offering the ability to direct shipments to specific departments and personnel within a single facility or multiple facilities.

    The Company's customers include a wide range of purchasers of industrial supply products, from one-man machine shops to Fortune 500 companies. The Company's core business focuses on selling relatively higher margin, lower volume products and has an average order size of approximately $150. MSC has in excess of 141,000 active customers (companies that have purchased at least one item during the past 12 months), which are typically small and mid-size companies. MSC's customers select desired products from the Company's various publications and place their orders by telephone, facsimile or direct computer link.

    The Company operates primarily in the United States, with customers in all 50 states, through a network of three regional distribution centers and approximately 50 branch offices. The Company's distribution centers are located in Harrisburg, Pennsylvania, Atlanta, Georgia and Elkhart, Indiana. The strategic locations of the Company's current distribution centers allow for next day delivery via low cost ground carriers in 28 states located primarily in the eastern United States, which states account for 81% of the Company's sales. The Company's experience has been that areas accessible by next day delivery generate significantly greater sales than areas where next day delivery is not available. Accordingly, the Company's long-term strategy is to establish additional distribution centers in the West and Southwest, supported by local branch offices, to expand the Company's geographic coverage of next day delivery throughout the continental United States.

                                 THIS OFFERING

Class A Common Stock Offered..........................1,550,000 shares

Capital Stock to be Outstanding After this Offering
  Class A Common Stock................................16,429,119 shares(1)
  Class B Common Stock................................17,413,700 shares(2)
      Total...........................................33,842,819 shares

Voting Rights.........................................The Class A Common Stock,
                                                      par value $.001 per share
                                                      (the "Class A Common
                                                      Stock"), is entitled to
                                                      one vote per share and the
                                                      Class B Common Stock, par
                                                      value $.001 per share (the
                                                      "Class B Common Stock"),
                                                      is entitled to ten votes
                                                      per share on all matters
                                                      requiring a shareholder
                                                      vote.  See "Risk Factors--
                                                      Control of the Company"
                                                      and "Description of
                                                      Capital Stock."

Use of Proceeds.......................................The Company will not receive any of the
                                                      proceeds from the sale of
                                                      the shares of Class A
                                                      Common Stock offered by
                                                      the Selling Shareholders.

Risk Factors..........................................Certain factors should be considered in connection
                                                      with an investment in the
                                                      Class A Common Stock. See
                                                      "Risk Factors."

NYSE Symbol..........................................."MSM"

-----------
(1) Excludes 1,950,111 shares of Class A Common Stock reserved for issuance under the Company's 1995 Stock Option Plan, of which options to purchase 1,138,007 shares of Class A Common Stock are outstanding.

(2) The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at the option of the holder and upon transfer of such shares to persons other than existing shareholders or certain of their family members. See "Principal and Selling Shareholders."

                         SUMMARY FINANCIAL INFORMATION
                 (amounts in thousands, except per share data)

                                                                Fiscal Year Ended                              Nine Months Ended
                                     -------------------------------------------------------------------     ----------------------
                                      August 29,    August 28,   August 27,   September 2,   August 31,
                                         1992         1993         1994          1995          1996          June 1,       May 31,
                                      (52 weeks)    (52 weeks)   (52 weeks)    (53 weeks)    (52 weeks)       1996          1997
                                     -------------------------------------------------------------------     ----------------------
Income Statement Data:
    Net sales.......................   $125,454      $142,287      $174,682      $248,483     $305,294       $224,527      $320,794
    Gross profit....................     55,385        61,796        74,852       103,288      126,775         93,263       131,420
    Operating expenses..............     42,454        44,951        50,811        69,532       83,666         61,214        87,626
    Restructuring charge............         --            --            --            --        8,600          8,600            --
    Income from operations..........     12,630        16,845        24,041        33,756       34,509         23,449        43,794
    Income taxes....................        323           418           813           765        5,531          1,947        17,418
    Net income......................     10,458        15,682        22,573        31,698       28,503         21,246        26,702
    Net income per share............                                                                                          $0.79
                                                                                                                              =====
    Weighted average number of
        shares outstanding..........                                                                                         33,930
                                                                                                                             ======
    Pro forma net income(1).........      6,523         9,740        14,149         19,640      20,591         14,033(3)
    Pro forma net income
        per share(2)................                                                             $0.67          $0.45
                                                                                                 =====          =====
    Pro forma weighted average
        number of shares
        outstanding(2)..............                                                            30,696          30,205
                                                                                                ======          ======
Selected Operating Data(4):
    Active customers................         75            78            98            120         127             125          141
    Number of SKUs..................        140           150           170            231         302             250          302
    Orders entered..................        967         1,103         1,348          1,833       2,155           1,560        1,906
    Number of publication titles
        (not in thousands)..........         12            13            20             38          70              61           39
    Number of publications mailed...      2,447         2,688         4,794          6,604       6,300           5,167        6,723
    Revenues per employee...........   $    189      $    201      $    214       $    249    $    266        $    262     $    280

                                                 August 31, 1996    May 31, 1997
                                                 ---------------    ------------
Balance Sheet Data:
    Working capital............................      $163,785         $190,703
    Total assets...............................       265,484          316,912
    Short-term debt............................         2,486               59
    Long-term debt, net of current portion.....        42,191            2,590
    Shareholders' equity.......................       172,571          264,971

------------------------
(1) Gives pro forma effect to "C" corporation taxation at an assumed annual rate of 39.5%.

(2) Pro forma net income per share is calculated by dividing pro forma net income by pro forma shares outstanding, which gives effect to (i) the weighted average shares of Class A and Class B Common Stock outstanding during the year, (ii) the impact of approximately 262,000 shares issued for the acquisition of an affiliated corporation and the Company's 1995 Restricted Stock Plan assumed to be outstanding for the entire year, (iii) the impact of 3,318,000 shares issued in the Initial Public Offering, the proceeds of which were used to pay the final "S" corporation distribution, assumed to be outstanding for the entire year, and (iv) the common stock equivalent impact of 756,000 outstanding options issued under the Company's 1995 Stock Option Plan, based upon the grant date of the options.

(3) Excluding the tax-effected impact of the restructuring charge of $8,600,000 in the nine month period ended June 1, 1996, pro forma net income for that period would have been $19,233,000 or $0.61 per share.

(4) See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

                                 RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered in evaluating the Company and its business before purchasing the shares of Class A Common Stock offered hereby
Certain information set forth in this Prospectus contains forward-looking statements, as such term is defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Certain factors discussed herein could cause actual results to differ materially from those in the forward-looking statements.

Changing Industry Environment

     The industrial supply industry is undergoing significant change driven by pressure from industry participants and by customer objectives. Traditional industrial suppliers are consolidating operations and acquiring or merging with other industrial suppliers to achieve economies of scale and increase efficiency. This consolidation trend could cause the industry to become more competitive and make it more difficult for the Company to maintain its operating margins.

        Customers are increasingly aware of the total costs of fulfilling their purchasing requirements and are seeking low cost alternatives to traditional methods of purchasing and sources of supply. MSC believes that the current trend is to reduce the number of suppliers and rely more on lower cost alternatives such as direct mail and/or integrated supply arrangements. Although the Company believes it provides a competitive solution to customers' MRO purchasing needs and it is well positioned to take advantage of this trend, there can be no assurance that it will be able to do so effectively or that it will be able to establish relationships with integrated supply providers. See "Business--Industry Overview."

Management of Rapid Growth

     MSC's sales have grown from $125.5 million in fiscal 1992 to $305.3 million in fiscal 1996. This growth trend has continued during fiscal 1997. For the nine months ended May 31, 1997, net sales increased by $96.3 million, or 42.9%, to $320.8 million from $224.5 million for the nine months ended June 1, 1996. This growth has placed increasing demands on the Company's management resources and facilities. While there can be no assurance that the Company's historical growth rates will continue in the future, the Company's success will, in part, be dependent upon the ability of the Company to continue to manage internal growth effectively.

Dependence on Systems

     The Company believes that its proprietary computer software programs are an integral part of its business and growth strategies. MSC depends upon its information systems generally to process orders, to manage inventory and accounts receivable collections, to purchase, sell and ship products efficiently and on a timely basis, to maintain cost-effective operations and to provide superior service to its customers. While the Company has taken precautions against certain events that could disrupt the operation of its information systems, there can be no assurance that such a disruption will not occur. Any such disruption could have a material adverse effect on MSC's business and results of operations. See "Business--Information Systems."

Distribution Center Expansion/Move

     During the current fiscal year, the Company commenced shipping from its new Harrisburg, Pennsylvania distribution center. In addition, MSC expects to open new distribution centers to improve the Company's efficiency, geographic distribution and market penetration. Moving or opening distribution centers requires a substantial capital investment, including expenditures for real estate and construction, and a substantial investment in inventory. In addition, new distribution centers will have an adverse impact on distribution expenses as a percentage of sales, inventory turnover and return on investment in the periods prior to and for some time following the commencement of operations of each new distribution center. Additionally, until sales volumes mature at new distribution centers, expenses as a percentage of sales may be adversely impacted. Further, substantial or unanticipated delays in the commencement of operations at new distribution centers, as a result of inadequate financing, construction difficulties or otherwise, will have a material adverse effect on the Company's planned geographic expansion and may impact results of operations. See "Business--Distribution Centers."

Integration of Prospective Acquisitions

     Acquisitions have played a limited role in the growth of MSC to date. An element of the Company's future growth strategy is to pursue selected acquisitions that either expand or complement its business in new or existing markets. In furtherance of this strategy, the Company made four acquisitions during fiscal 1997. However, there can be no assurance that in the future the Company will be able to identify and to acquire acceptable acquisition candidates on terms favorable to the Company and in a timely manner to the extent necessary to fulfill the Company's growth strategy. The failure to complete or successfully integrate prospective acquisitions may have an adverse impact on the Company's growth strategy. The Company is not currently a party to any oral or written acquisition agreement or engaged in any negotiations with respect to any material acquisition candidate. See "Business--Growth Strategy" and "--Acquisitions."

Competition

     The MRO supply industry is a large, fragmented industry that is highly competitive. The Company faces competition from traditional channels of distribution such as retail outlets, small dealerships and regional or national distributors utilizing direct sales forces, from manufacturers of MRO supplies, from large warehouse stores and from larger direct mail distributors. The Company believes that sales of MRO supplies will become more concentrated over the next few years, which may increase the competitiveness of the industry. Certain of the Company's competitors offer a greater variety of products and have substantially greater financial and other resources than the Company. See "Business--Competition."

Dependence on Key Personnel

     The Company's success depends largely on the efforts and abilities of certain key management employees, in particular the Company's three senior executive officers, Mitchell Jacobson, James Schroeder and Shelley Boxer. The loss of the services of one or more of such key personnel could have a material adverse effect on the Company's business and financial results. The Company does not maintain any key-man insurance policies with respect to any of its executive officers. See "Management."

Control of the Company

     The Company's President and Chief Executive Officer, his sister, certain of their family members and trusts established for their benefit (hereinafter collectively referred to as the "Jacobson and Gershwind families") collectively own 100% of the outstanding shares of Class B Common Stock and will control approximately 91.5% of the combined voting power of the Company's capital stock upon the closing of this Offering. Consequently, such shareholders will be in a position to elect all of the directors of the Company and to determine the outcome of any matter submitted to a vote of the Company's shareholders for approval. See "Principal and Selling Shareholders" and "Description of Capital Stock."

Possible Volatility of Stock Price

     The Company believes certain factors, such as sales of Class A Common Stock into the market by existing shareholders, fluctuations in operating results of the Company or its competitors and market conditions generally could cause the market price of the Class A Common Stock to fluctuate substantially. Such market volatility may adversely affect the market price of the Class A Common Stock.

Shares Eligible for Future Sale

     Sales of a substantial number of shares of Class A Common Stock in the public market, whether by purchasers in this Offering or other shareholders of the Company, could adversely affect the prevailing market price of the Class A Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. There will be 16,429,119 shares of Class A Common Stock outstanding immediately after completion of this Offering, substantially all of which are freely tradeable. All of the shares of Class B Common Stock (and the shares of Class A Common Stock into which such shares are convertible) are "restricted securities" for purposes of the Securities Act. Subject to the volume and other limitations set forth in Rule 144 promulgated under the Securities Act, all of such restricted securities are eligible for public sale. See "Principal and Selling Shareholders" and "Underwriting."

                               USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the shares of Class A Common Stock offered by the Selling Shareholders.

                    SELECTED FINANCIAL AND OPERATING DATA

     The following selected financial information is qualified by reference to, and should be read in conjunction with, the Company's Financial Statements and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Prospectus. The selected income statement data for the fiscal years ended August 27, 1994, September 2, 1995 and August 31, 1996 and the selected balance sheet data as of September 2, 1995 and August 31, 1996 are derived from the Company's audited financial statements which are included elsewhere herein. The selected income statement data and balance sheet data for the nine month periods ended June 1, 1996 and May 31, 1997 have been derived from, and are qualified by reference to, the Company's unaudited interim financial statements included elsewhere herein and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the results of the Company for such periods. Results for interim periods are not necessarily indicative of results that may be achieved for the full fiscal year. The selected balance sheet data as of August 29, 1992, August 28, 1993 and August 27, 1994 the selected income statement data for the fiscal years ended August 29, 1992 and August 28, 1993 are derived from audited financial statements of the Company not included herein.

                                                                                     Fiscal Year Ended
                                                     -----------------------------------------------------------------------------
                                                     August 29,       August 28,       August 27,     September 2,      August 31,
                                                        1992             1993             1994            1995             1996
                                                     (52 weeks)       (52 weeks)       (52 weeks)      (53 weeks)       (52 weeks)
                                                     -----------------------------------------------------------------------------
                                                                       (amounts in thousands, except per share data)
Income Statement Data:
   Net sales......................................    $125,454        $142,287         $174,682       $248,483          $305,294
   Gross profit...................................      55,385          61,796           74,852        103,288           126,775
   Operating expenses.............................      42,454          44,951           50,811         69,532            83,666
   Restructuring charge...........................          --              --               --             --             8,600
   Income from operations.........................      12,630          16,845           24,041         33,756            34,509
   Income taxes...................................         323             418              813            765             5,531
   Net income.....................................      10,458          15,682           22,573         31,698            28,503
   Net income per share...........................
   Weighted average number of shares outstanding..
   Pro forma net income(1) .......................       6,523           9,740           14,149         19,640            20,591
   Pro forma net income per share(2)..............                                                                         $0.67
                                                                                                                            ====
   Pro forma weighted average number of shares
     outstanding(2)...............................                                                                        30,696
                                                                                                                          ======
Selected Operating Data(4):
   Active customers...............................          75              78               98            120               127
   Number of SKUs.................................         140             150              170            231               302
   Orders entered.................................         967           1,103            1,348          1,833             2,155
   Number of publication titles (not in thousands)          12              13               20             38                70
   Number of publications mailed..................       2,447           2,688            4,794          6,604             6,300
   Revenues per employee..........................    $    189        $    201         $    214       $    249          $    266

                                                                Nine Months Ended
                                                   ---------------------------------------------
                                                         June 1,                    May 31,
                                                          1996                       1997
                                                   ---------------------------------------------
                                                   (amounts in thousands, except per share data)
Income Statement Data:
   Net sales......................................       $224,527                 $320,794
   Gross profit...................................         93,263                  131,420
   Operating expenses.............................         61,214                   87,626
   Restructuring charge...........................          8,600                       --
   Income from operations.........................         23,449                   43,794
   Income taxes...................................          1,947                   17,418
   Net income.....................................         21,246                   26,702
   Net income per share...........................                                   $0.79
                                                                                  ========
   Weighted average number of shares
     outstanding..................................                                  33,930
                                                                                  ========
   Pro forma net income(1) .......................         14,033(3)
   Pro forma net income per share(2)..............          $0.45
                                                         ========
   Pro forma weighted average number of shares
     outstanding(2)...............................         30,205
                                                         ========
Selected Operating Data(4):
   Active customers...............................            125                      141
   Number of SKUs.................................            250                      302
   Orders entered.................................          1,560                    1,906
   Number of publication titles (not in thousands)             61                       39
   Number of publications mailed..................          5,167                    6,723
   Revenues per employee..........................        $   262                  $   280

                                                      August 29,     August 28,    August 27,   September 2,   August 31,   May 31,
                                                         1992           1993          1994          1995          1996       1997
                                                      ----------     ----------    ----------   ------------   ----------   -------
Balance Sheet Data (at period end):
         Working capital........................      $54,158        $57,335       $48,726      $81,228        $163,785     $190,703
         Total assets...........................       75,745         80,853        91,307      139,032         265,484      316,912
         Short-term debt........................          498            665        12,728        9,208           2,486           59
         Long-term debt, net of current portion.       23,762         18,374         3,220       30,969          42,191        2,590
         Shareholders' equity...................       40,187         49,708        55,750       72,088         172,571      264,971

--------------------------------------------
(1) Gives pro forma effect to "C" corporation taxation at an assumed annual rate of 39.5%.

(2) Pro forma net income per share is calculated by dividing pro forma net income by pro forma shares outstanding, which gives effect to (i) the weighted average shares of Class A and Class B Common Stock outstanding during the year, (ii) the impact of approximately 262,000 shares issued for the acquisition of an affiliated corporation and the Company's 1995 Restricted Stock Plan assumed to be outstanding for the entire year,
         (iii) the impact of 3,318,000 shares issued in the Initial Public Offering, the proceeds of which were used to pay the final "S" corporation distribution, assumed to be outstanding for the entire year, and (iv) the common stock equivalent impact of 756,000 outstanding options issued under the Company's 1995 Stock Option Plan, based upon the grant date of the options.

(3) Excluding the tax-effected impact of the restructuring charge of $8,600,000 in the nine month period ended June 1, 1996, pro forma net income for that period would have been $19,233,000 or $0.61 per share.

(4) See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     In recent years, the Company made the strategic decision to leverage its strength as a low-cost value-added MRO provider by adding new categories of MRO supplies, such as welding and electrical supplies, which has increased sales to existing customers and allowed the Company access to new customers.
The Company believes that revenues have increased, in part, as a result of the increase in the number of SKUs; however, the Company is unable to quantify precisely the impact of such increase. The Company intends to continue to add new product categories and increase the number of products offered in existing product categories in its efforts to gain new customers and increase sales from existing customers. During fiscal 1996, the Company added over 70,000 SKUs and expects to add approximately 25,000 SKUs during each of the next two fiscal years. The Company generally adds SKUs in response to the feedback it receives from its existing customers. In this way, the Company seeks to increase purchases from existing customers through increased product offerings that it knows are desired by its customers. While adding new product categories is important to increasing volume and profits, this expansion will result in increases in the Company's inventory purchases. The Company also seeks to expand its customer base by offering its increased product lines and product offerings to customers who have not previously purchased merchandise from the Company. There can be no assurance that the Company will be able to increase the number of SKUs offered or that the correlation between the number of SKUs offered and revenues will continue.

     The Company significantly expanded its direct mail marketing program from approximately 4.8 million pieces in fiscal 1994 to 6.6 million pieces in fiscal 1995. In fiscal 1996, the Company adopted a more focused strategy for targeting mailing pieces and increased its level of investment in new products and distribution capabilities. Accordingly, in fiscal 1996, mailings remained relatively flat at 6.3 million pieces. In fiscal 1997, the number of targeted marketing pieces mailed will increase to approximately 11.3 million as the Company increases its direct marketing efforts to take advantage of additional products offered and its expanded distribution capabilities. Targeted mailings to customers or potential customers are designed to maximize the Company's return in relation to its marketing expenditures. The Company utilizes its customer databases to match specific customer profiles with an expanding selection of catalog titles which emphasize specific product categories. The Company believes that increasing mailings to more targeted customer segments has resulted in increased marketing productivity.

     In fiscal 1997, the Company took advantage of the additional products offered and its expanded distribution capabilities by further increasing its direct marketing efforts. These direct marketing expenditures are expected to enhance the expanded products offerings and improved distribution capabilities; however, the costs associated with this program will be incurred substantially in advance of increased sales and may negatively impact operating margins in the short term. Such costs are expected to be offset, in part, by increases in vendor funded co-op payments which will offset a portion of the catalog and mailing expenses. There can be no assurance that continued expansion of the

Company's direct mail marketing program will result in new customers or an increase in sales from existing customers.

     Revenue per employee increased from approximately $214,000 in fiscal 1994 to an annualized rate of approximately $280,000 during the first nine months of fiscal 1997. The Company believes that this increase in revenue per employee is indicative of its efforts to achieve higher levels of efficiency and cost savings at the employee level. However, commencement of shipping operations at the Elkhart, Indiana and Harrisburg, Pennsylvania distribution centers has had a negative impact on revenue per employee. The Company intends to continue to improve the efficiency and performance of its employees, although there can be no assurance that this can be accomplished.

     The number of annual orders entered and processed has increased from approximately 1.3 million in fiscal 1994 to approximately 2.2 million during fiscal 1996. The number of orders entered and processed is approximately
1.9 million for the first nine months of fiscal 1997, an increase from approximately 1.6 million for the comparable period in fiscal 1996. The average order size of approximately $150 for the Company's core business has remained relatively constant throughout this period. The Company believes that its targeted marketing campaign strategy to continue to add new product categories and new products within existing categories and increased efficiencies in order processing have been significant contributing factors to the Company's increase in orders and, accordingly, sales, both from existing customers and from new customers; however, there can be no assurance that the Company will be able to continue to grow at rates recently experienced or at all.

     In fiscal 1996, the Company recorded and, through the first half of fiscal 2001 the Company will record, a non-cash deferred compensation charge at a rate of approximately $600,000 per year as a result of the issuance of 156,131 shares of Class A Common Stock to certain of the Company's employees pursuant to the Company's 1995 Restricted Stock Plan.

     MSC commenced shipping operations at its new distribution center in Elkhart, Indiana during fiscal 1996 and its new distribution center in Harrisburg, Pennsylvania during fiscal 1997 in order to improve the Company's efficiency, geographic distribution and market penetration. The opening of these new distribution centers required a substantial capital investment, including expenditures for real estate and construction, and substantial investment for inventory. The openings have also adversely impacted distribution expenses as a percentage of sales, inventory turnover and return on investment in the periods prior to and since the commencement of operations. Additionally, until sales volumes mature at these new distribution centers, expenses as a percentage of sales may be adversely impacted.

Results of Operations

     The following table represents the Company's net sales and statement of income data expressed as a percentage of net sales for the three most recent fiscal years and the nine months ended June 1, 1996 and May 31, 1997:

                                                      Fiscal Year Ended                                     Nine Months Ended
                                    ------------------------------------------------------         -------------------------------
                                    August 27, 1994    September 2, 1995   August 31, 1996         June 1, 1996       May 31, 1997
                                    ---------------    -----------------   ---------------         ------------       ------------
Net sales (dollars in thousands)...  $174,682             $248,483            $305,294              $224,527           $320,794
                                     ========             ========            ========              ========           ========
Net sales..........................   100.0%              100.0%              100.0%                 100.0%              100.0%
Gross profit.......................    42.9                41.6                41.5                   41.5                41.0
Operating expenses.................    29.1                28.0                27.4                   27.3                27.3
Restructuring charge...............     --                  --                  2.8                    3.8                 --
Net income.........................    12.9                12.8                 9.3                    9.5                 8.3
Pro forma net income...............     8.1                 7.9                 6.7                    6.3                 --

Thirty-Nine Weeks Ended May 31, 1997 Compared to
Thirty-Nine Weeks Ended June  1, 1996

     Net sales increased by $96.3 million, or 42.9%, to $320.8 million during the first nine months of 1997 from $224.5 million in the first nine months of 1996. This increase was attributable to an increase in sales to the Company's existing customers, an increase in the number of active customers and the effect of the acquisitions made subsequent to June 1, 1996. The increase in sales to existing customers was derived primarily from an increase in the number of SKUs offered.

     Gross profit increased by $38.2 million, or 40.9%, to $131.4 million in the first nine months of 1997, from $93.3 million in the first nine months of 1996, primarily attributable to increased sales. As a percentage of sales, gross profit decreased from 41.5% to 41.0%, resulting primarily from slightly lower margins realized from customers and product lines gained through the Company's acquisitions.

     Operating expenses increased by $26.4 million, or 43.1%, to $87.6 million in the first nine months of 1997, from $61.2 million in the first nine months of 1996. As a percentage of sales, operating expenses remained constant at 27.3%. This results from both operating efficiencies and the distribution of fixed expenses over a larger revenue base offset by the expenses related to the investment in new branches, which will enhance future growth.

     Restructuring charge of $8.6 million, recorded during the third quarter of 1996, is the estimated cost of the relocation of the Company's Long Island distribution center and warehouses. This is the equivalent of $5.2 million after taxes, or $0.16 per share. The restructuring charge includes the cost of relocating or replacing the Company's Long Island workforce, the cost to physically move the inventory from Long Island to Harrisburg, Pennsylvania, and the cost of leases and assets associated with abandoned facilities.

     Net income increased by $5.5 million, to $26.7 million in the first nine months of 1997 from $21.2 million in the first nine months of 1996, but increased by $12.7 million as compared with pro forma 1996 net income of $14.0 million, which gives pro forma effect to "C" corporation taxation for the entire period. The increase in net income is primarily attributable to increased sales and gross margins offset by the increase in operating expenses necessary in order to service increased volume and invest in future growth.

Fiscal Year Ended August 31, 1996 Compared to
Fiscal Year Ended September 2, 1995

     Net sales increased by $56.8 million, or 22.9%, to $305.3 million in fiscal 1996 from $248.5 million in fiscal 1995, which included one extra week (the Company's fiscal years contain either 52 or 53 weeks). This increase was primarily attributable to an increase in sales to the Company's existing customers and, to a lesser extent, to an increase in the number of new customers. The increase in sales to existing customers was derived primarily from an increase of 31% in the number of SKUs offered as well as from more focused marketing efforts. Average annual sales per customer increased 16%, and the number of active customers increased 6% in fiscal 1996, as compared to fiscal 1995.

     Gross profit increased by $23.5 million, or 22.7%, to $126.8 million in fiscal 1996 from $103.3 million in fiscal 1995. The increase in gross profit was attributable to increased sales. As a percentage of sales, gross profit remained constant at approximately 41.5% and 41.6% for the respective periods.

     Operating expenses, exclusive of the restructuring charge, increased by $14.1 million, or 20.3%, to $83.7 million in fiscal 1996 from $69.5 million in fiscal 1995. This increase was attributable to increased sales volume which required added staffing and support. As a percentage of sales, operating expenses declined from 28.0% to 27.4%.

     Restructuring charge of $8.6 million, recorded during the third quarter of fiscal 1996, is the estimated cost of the relocation of the Company's Long Island distribution center and warehouses. This is the equivalent of $5.2 million after taxes, or $0.17 per share. The restructuring charge includes the cost of relocating or replacing the Company's Long Island workforce, the cost to physically move the inventory from Long Island to Harrisburg, Pennsylvania, and the cost of leases and assets associated with abandoned facilities. The Harrisburg, Pennsylvania distribution center commenced shipping in September 1996, and is expected to be fully operational in the first half of fiscal 1997.

     Income from operations increased by $0.8 million, or 2.2%, to $34.5 million in fiscal 1996 from $33.8 million in fiscal 1995. This increase was attributable to increased sales and gross profit offset in part by the aforementioned restructuring charge and increases in operating expenses. Before taking into account the restructuring charge, income from operations would have increased by $9.4 million, or 27.7%, to $43.1 million.

     Net income decreased by $3.2 million, or 10.1%, to $28.5 million in fiscal 1996, from $31.7 million in fiscal 1995. The decrease in net income is primarily attributable to the restructuring charge and taxation at "C" corporation rates for a portion of fiscal 1996, partially offset by increased sales and gross profit. Before taking into account the restructuring charge, net income would have increased by $2.0 million, or 6.3%, to $33.7 million.


     Pro forma net income increased by $1.0 million, or 4.8%, to $20.6 million in fiscal 1996 from $19.6 million in fiscal 1995. This change in pro forma net income reflects primarily the cumulative effects of the changes in net income. As a percentage of sales, pro forma net income in fiscal 1996 decreased to 6.7% from 7.9% in fiscal 1995. This decline in pro forma net income as a percentage of sales reflects primarily the restructuring charge in 1996, offset, in part, by the percentage decline in other operating expenses and the decline in pro forma income taxes, both as a percentage of sales.

Fiscal Year Ended September 2, 1995 Compared to
Fiscal Year Ended August 27, 1994

     Net sales increased by $73.8 million, or 42.2%, to $248.5 million in fiscal 1995 from $174.7 million in fiscal 1994. This increase was attributable to a 35.8% increase in the number of SKUs offered by MSC, a 19% increase in revenues per SKU and the inclusion of an extra week in fiscal 1995 (the Company's fiscal years contain either 52 or 53 weeks). These increases also reflect a 24% increase in the average number of active customers and a 15% increase in average annual sales per customer. The Company believes that the new customers were attracted as a result of direct marketing expenditures of $6.5 million in fiscal 1995 compared to expenditures of $3.9 million in fiscal 1994 (net of cooperative advertising revenues of approximately $1.1 million in fiscal 1995 and approximately $0.5 million in fiscal 1994), as well as the addition of 24 new sales representatives and the opening of 4 new branch offices. The Company believes that average sales per customer increased primarily as a result of the increased selection of merchandise available as reflected by the increased SKU count, as well as increased direct marketing efforts.

     Gross profit increased by $28.4 million, or 38.0%, to $103.3 million in fiscal 1995 from $74.9 million in fiscal 1994. As a percentage of sales, gross profit margins in fiscal 1995 declined to 41.6% from 42.9% in fiscal 1994. The absolute increase in gross profit was attributable to increased sales and the inclusion of an extra week in fiscal 1995, offset in part by decreasing margins. Gross profit margins declined, in part, due to the introduction of approximately 61,000 new SKUs in fiscal 1995. New SKUs are typically introduced at slightly reduced prices in order to establish such products in the marketplace. The Company believes that new product introductions will ultimately result in increased gross margins when new product volumes reach levels that are customary for mature products. Operating software improvements allowing better control over buying and pricing decisions were implemented during fiscal 1995 and are expected to have a positive impact on margins for fiscal 1996 and beyond.

     Operating expenses increased by $18.7 million, or 36.8%, to $69.5 million in fiscal 1995 from $50.8 million in fiscal 1994. As a percentage of sales, operating expenses in fiscal 1995 declined to 28.0% from 29.1% in fiscal 1994. The absolute increase in operating expenses was attributable to increased sales volumes which required added staffing and support and the inclusion of an extra week in fiscal 1995. The decline in operating expenses as a percentage of sales was attributable to leveraging of fixed costs over a larger revenue base, the realization of economies of scale and installed technological improvements such as increased automation of order processing and improvements in fulfillment processes. The improvements were offset, in part, by increased direct marketing expenditures necessary to expand the Company's customer base and product development, marketing and stocking costs necessary to support the increased SKU count. The Company expects to incur approximately $3.5 million of additional operating, personnel and depreciation expenses during fiscal 1996 with respect to its new Elkhart, Indiana distribution facility. This facility will continue to incur similar expenses until commencement of full scale operations in fiscal 1997.

     Income from operations increased by $9.7 million, or 40.4%, to $33.8 million in fiscal 1995 from $24.0 million in fiscal 1994. As a percentage of sales, income from operations in fiscal 1995 decreased to 13.6% from 13.8% in fiscal 1994. This decrease reflects the cumulative effects of a 1.3% decline in gross profit margins offset by a 1.1% improvement in operating expenses as a percentage of sales.

     Net interest expense increased by $1.1 million, or 160.8%, to $1.8 million in fiscal 1995 from $0.7 million in fiscal 1994. This increase was primarily attributable to additional borrowings necessary to fund increased investments in inventory. Additionally, the Company experienced a small increase in its average interest rates paid during fiscal 1995.

     Net income increased by $9.1 million, or 40.4%, to $31.7 million in fiscal 1995 from $22.6 million in fiscal 1994. As a percentage of sales, net income in fiscal 1995 decreased to 12.8% from 12.9% in fiscal 1994. This decrease reflects the cumulative effects of a 1.3% decline in gross profit margins and a 0.3% increase in net interest expense as a percentage of sales, offset by a 1.1% improvement in operating expenses as a percentage of sales.

     Pro forma net income increased by $5.5 million, or 38.8%, to $19.6 million in fiscal 1995 from $14.1 million in fiscal 1994. As a percentage of sales, pro forma net income in fiscal 1995 decreased to 7.9% from 8.1% in fiscal 1994. This change in pro forma net income reflects the cumulative effects of the changes in net income.

Quarterly Results and Seasonality

     The following table sets forth unaudited financial data for each of the Company's last eleven fiscal quarters.

                                                              Year Ended September 2, 1995
                                                 ------------------------------------------------------
                                                  First           Second         Third           Fourth
                                                 Quarter         Quarter        Quarter         Quarter
                                                 -------         -------        -------         -------
                                                      (dollars in thousands, except per share data)
Income Statement Data:

      Net sales.............................     $54,118         $61,187       $66,719          $66,459
      Income from operations................       6,520           8,353        10,128            8,755
      Net income............................       6,210           7,880         9,311            8,297
      Pro forma net income(1)...............       3,845           4,900         5,782            5,113

                                                              Year Ended August 31, 1996
                                                 ------------------------------------------------------
                                                  First          Second          Third          Fourth
                                                 Quarter         Quarter        Quarter         Quarter
                                                 -------         -------        -------         -------
                                                      (dollars in thousands, except per share data)
Income Statement Data:
      Net sales.............................     $69,681         $74,631       $80,215         $80,767
      Income from operations................       8,766          10,305         4,378          11,060
      Net income............................       7,988          10,950         2,758(2)        6,807
      Pro forma net income(1)...............       4,969           6,305            --              --

                                                       Year Ended August 30, 1997
                                                 ---------------------------------------
                                                  First           Second         Third
                                                 Quarter         Quarter        Quarter
                                                 -------         -------        -------
                                              (dollars in thousands, except per share data)
Income Statement Data:

      Net sales.............................     $92,214        $104,685       $123,895
      Income from operations................      11,364          14,675         17,755
      Net income............................       6,950           8,831         10,921
      Pro forma net income(1)...............          --              --             --

-------------------
(1) Gives pro forma effect to "C" corporation taxation at an assumed annual rate of 39.5%.
(2) Net of restructuring charge of $5,200,000 (after income tax effect of $3,400,000).

     The Company has generally experienced slightly lower sales volumes during the summer months and the Company expects this trend to continue in the foreseeable future. As a result, net income in its fourth fiscal quarter is somewhat lower than in the third fiscal quarter, due largely to the continuation of the Company's fixed costs during slower sales periods. The Company's quarterly results of operations may also fluctuate as a result of a variety of other factors, including the timing of commencement of operations at new distribution centers.

Liquidity and Capital Resources

     The Company's primary capital needs have been to fund (i) the working capital requirements necessitated by its sales growth and (ii) prior to the Reorganization (see Note 1 to the annual consolidated financial statements), distributions to its then existing shareholders, primarily to satisfy their tax liabilities resulting from the previous "S" corporation status of the Operating Subsidiary. The Company's sources of financing have historically been from operations, bank borrowings under its $80 million credit facility (the "Credit Facility "), subordinated loans from shareholders, and a portion of the proceeds from the Initial Public Offering and the 1996 Public Offering. The Company completed the Initial Public Offering on December 20, 1995, and outstanding subordinated debt to shareholders and credit facility debt as of that date were repaid out of the net proceeds. Subsequent bank borrowings were repaid out of the proceeds from the 1996 Public Offering. The Company anticipates that its cash flows from operations and available lines of credit will be adequate to support its operations and its growth for the immediate future and for at least the next 24 months.

     In March 1996, the Company commenced shipments from its Elkhart, Indiana distribution center, which provides next day service to most of the midwestern United States. As a result of the opening of this facility, the Company significantly increased its inventories to provide for future orders from the distribution center.

     Net cash provided by (used in) operating activities increased $60.8 million to $33.6 million from a net cash usage of $27.3 million for the thirty-nine week periods ended May 31, 1997 and June 1, 1996, respectively. The net usage of cash in 1996 was primarily due to purchases of inventory in connection with the initial stocking of the Elkhart distribution center and introduction of new products. In 1997, inventory excluding inventory of acquired companies declined, reflecting improved inventory control policies and procedures. Net cash provided by (used in) operating activities was $21.0 million, $(1.2) million and $(30.9) million in fiscal 1994, 1995 and 1996, respectively. The decrease from fiscal 1994 to fiscal 1995 resulted principally from an increase in inventory due to investments in the new
Elkhart, Indiana distribution center and a build-up of inventory for the introduction of approximately 70,000 new SKUs in September 1995. The decrease from fiscal 1995 to fiscal 1996 results principally from purchases of inventory in connection with the stocking of the Elkhart distribution center and the introduction of new products.

     Net cash used in investing activities for the thirty-nine week periods ended May 31, 1997 and June 1, 1996 was approximately $39.1 million and $15.4 million, respectively. The increase is primarily attributable to cash paid for acquisitions during 1997. The balance reflects continued investment in existing distribution centers and new branches. Net cash used in investing activities for fiscal 1996 was approximately $37.4 million, substantially representing costs associated with the construction of the distribution centers in Elkhart, Indiana and Harrisburg, Pennsylvania. Net cash used in investing activities in fiscal 1995 of $9.5 million was primarily as a result of purchases of property, plant and equipment. Net cash used in investing activities in fiscal 1994 of $2.8 million was primarily attributable to purchases of property, plant and equipment, as well as the acquisition of a business for $629,000.

     Net cash provided by financing activities during the thirty-nine week periods ended May 31, 1997 and June 1, 1996 was approximately $13.1 million and $43.7 million, respectively. The change of $30.7 million is primarily attributable to the difference between the proceeds received from the completion of the Company's Public Offerings, net of the repayment of existing long-term debt and shareholder distributions from such proceeds. Net cash provided by (used in) financing activities was $(15.0) million, $7.9 million and $69.3 million in fiscal 1994, 1995 and 1996, respectively, primarily reflecting proceeds from the Company's Public Offerings, the Company's borrowings in connection with the Credit Facility and additional bank borrowings in fiscal 1995 principally to fund the growth in inventory.

                                   BUSINESS

General

               MSC is one of the largest direct marketers of a broad range of industrial products to small and mid-sized industrial customers throughout the United States. The Company distributes a full line of industrial products, such as cutting tools, abrasives, measuring instruments, machine tool accessories, safety equipment, fasteners, welding supplies and electrical supplies, intended to satisfy its customers' MRO supplies requirements. The Company offers over 300,000 SKUs through its 3,560 page master catalog and weekly, monthly and quarterly specialty and promotional catalogs, newspapers and brochures, which are supported by approximately 50 customer service locations. Most of the Company's products are carried in stock, and orders for these products are typically fulfilled the day on which the order is received.

               MSC has grown rapidly due to expanded product offerings, increased catalog distribution and supplemental mailings and geographic expansion. The Company's net sales have increased at a compound annual rate of 24.9% from $125.5 million in fiscal 1992 to $305.3 million in fiscal 1996. During this same period, income from operations increased at a compound annual rate of 28.6% from $12.6 million to $34.5 million. These growth trends have continued during fiscal 1997. For the nine months ended May 31, 1997, net sales increased by $96.3 million, or 42.9%, to $320.8 million from $224.5 million for the nine months ended June 1, 1996, and income from operations, before taking into account the relocation costs associated with the move of the Company's Long Island distribution center to Harrisburg, Pennsylvania in fiscal 1996, increased by $11.8 million, or 36.6%, to $43.8 million from $32.0 million for the nine months ended June 1, 1996. The Company also expects to realize modest future growth from four acquisitions effected during fiscal 1997.

               MSC's business strategy is to provide an integrated, low cost solution to the purchasing, management and administration of its customers' MRO needs. MSC has positioned itself to add value to its customers' purchases by reducing their total MRO supplies costs, taking into account both the direct cost of products and the administrative, personnel and financial cost of obtaining and maintaining MRO supplies. MSC's extensive product offerings allow customers to reduce the administrative burden of dealing with many suppliers for their MRO needs. The Company guarantees same-day shipping of products, approximately 95% of which are generally kept in stock, thereby enabling customers to reduce their inventory investment and carrying costs. The Company reduces its customers' administrative paperwork, costs of shipping and personnel costs related to internal distribution and purchase order management by consolidating multiple purchases into a single shipment, providing a single invoice relating to multiple purchases over varying periods of time and offering the ability to direct shipments to specific departments and personnel within a single facility or multiple facilities.

               The Company's customers include a wide range of purchasers of industrial supply products, from one-man machine shops to Fortune 500 companies. The Company's core business focuses on selling relatively higher margin, lower volume products and has an average order size of approximately $150. MSC has in excess of 141,000 active customers (companies that have purchased at least one item during the past 12 months), which are typically small and mid-size companies. MSC's customers select desired products from the Company's various publications and place their orders by telephone, facsimile or direct computer link.

               The Company operates primarily in the United States, with customers in all 50 states, through a network of three regional distribution centers and approximately 50 branch offices. The Company's distribution centers are located in Harrisburg, Pennsylvania, Atlanta, Georgia and Elkhart, Indiana. The strategic locations of the Company's current distribution centers allow for next day delivery via low cost ground carriers in 28 states located primarily in the eastern United States, which states account for 81% of the Company's sales. The Company's experience has been that areas accessible by next day delivery generate significantly greater sales than areas where next day delivery is not available. Accordingly, the Company's long-term strategy is to establish additional distribution centers in the West and Southwest, supported by local branch offices, to expand the Company's geographic coverage of next day delivery throughout the continental United States.

Industry Overview

               The Company operates in a large, fragmented industry characterized by multiple channels of distribution. The total United States market for MRO supplies of the categories of industrial products sold by MSC is estimated to be in excess of $140 billion annually, with the top 50 industrial distributors accounting for approximately 16% of the market. The Company believes that approximately 135,000 small retailers, dealerships and distributors, substantially all of which have annual sales of less than $10 million, supply over 65% of the market. The distribution channels in the industrial products market include retail outlets, small distributorships, national, regional and local distributors, direct mail suppliers, large warehouse stores and manufacturers' own sales forces.

               Almost every industrial, manufacturing and service business has an ongoing need for MRO supplies. The Company believes that because most businesses focus primarily on their manufacturing processes or services provided, relatively little attention is given to MRO purchasing. Except in the largest industrial plants, MRO supplies inventories may not be effectively managed or monitored, resulting in higher purchasing costs and increased administrative burdens. MRO items are generally purchased by personnel whose primary functions involve areas other than the acquisition of MRO supplies. Within larger facilities, such items are frequently stored in multiple locations, resulting in excess inventories and duplicative purchase orders. MRO items are frequently purchased by multiple personnel in uneconomic quantities and a substantial portion of most facilities' MRO supplies are "one-time purchases," resulting in higher purchasing costs and time-consuming administrative efforts by multiple plant personnel.

               The Company believes that the administrative costs associated with placing a MRO purchase order can be in excess of $100. Awareness of these high costs and purchasing inefficiencies as referenced above has been driving large companies to streamline the purchasing process by utilizing a limited number of suppliers which can provide adequate selection, prompt delivery and superior customer service. Customized billing practices and report generation capabilities tailored to customer objectives are also becoming an increasingly important feature of the total cost reduction model to customers and have significantly reduced the need for purchasing agents and administrative personnel. The Company believes that the mid-size customer has begun to respond to industry and economic pressures and is moving more rapidly toward the more efficient, cost saving, single supply source offered by the Company. The Company also believes that the small shop customer is just beginning to realize the value of suppliers such as MSC in reducing overall costs through reductions in paperwork, multiple sources of supply, inventory stocks and delivery times.

               Despite the apparent inefficiencies of the traditional MRO purchasing process, long-standing relationships with local retailers and distributors have generally perpetuated the status quo. Due to limited capital availability, high operating cost structures and relatively small sales volumes, suppliers to the industrial market are experiencing increasing pressure to consolidate and curtail services and certain product lines in order to remain competitive. Even large suppliers with extensive field sales forces are finding it increasingly difficult to visit all buyers cost-effectively and provide the support necessary to satisfy customer demands for control of costs and improved efficiency. The Company believes that the relative inability of traditional distribution channels to respond to these changing industry dynamics has created a continuing opportunity for the growth of direct marketing organizations such as MSC. As a result of these dynamics, large warehouse stores and direct mail marketers have captured an increasing share of sales by providing lower total purchasing costs, better product selection and a higher level of service.

               MSC has developed a low cost solution to the purchasing inefficiencies and high costs described above. Customers that purchase products from MSC will generally find that their total purchasing costs are reduced through consolidation of multiple sources of supply into a single supplier, consolidation of multiple purchase orders into a single purchase order, consolidation of multiple invoices into a single invoice, significant reduction in tracking of invoices, significant reduction in stocking decisions and elimination of purchases for inventory and, through the Company's electronic ordering system, the elimination of paper orders and invoices. The Company's customers will generally notice a reduction in purchasing costs, inventory carrying costs and administrative inefficiency.

Business Strategy

               The Company's business strategy is to provide its customers with a low cost means for obtaining and maintaining MRO supplies. The strategy includes the following key elements: (i) a broad selection of in-stock products;
(ii) prompt response and same-day shipping; (iii) superior, value-added customer services; (iv) targeted direct mail marketing; and (v) a commitment to technological innovation. As a result of this strategy, the Company is able to lower its customers' overall MRO supplies costs by reducing administrative paperwork, shipping costs, internal distribution costs and inventory investment and carrying costs.


               o Breadth of Products. The Company believes that its ability to offer its customers a broad spectrum of brand name and generic MRO products and a "good-better-best" product selection alternative (similar product offerings with varying degrees of name recognition, quality and price, thus permitting the customer to choose the appropriate product for a specific task at the lowest cost) has been critical to its success. The Company's customers are increasingly consolidating their purchasing into fewer suppliers to reduce the administrative burden of ordering from multiple suppliers. By offering for sale over 300,000 products, approximately 95% of which are in stock and available for immediate shipment, the Company aims to provide a broad range of merchandise in order to become its customers' preferred supplier of MRO products.

               o Same-Day Shipping. The Company's guaranteed same-day shipping of products results in delivery the next day or second day for customers in most of the continental United States. This prompt delivery allows customers to reduce the administrative burden of dealing with many suppliers and reduces inventory investment and carrying costs. The Company fulfills its same-day shipment of orders guarantee more than 99.9% of the time. The Company's experience has been that areas accessible by next day delivery will generate significantly greater sales than areas where next day delivery is not available. The strategic locations of the Company's distribution centers allow next day delivery via low cost ground carriers in 28 states located primarily in the eastern United States.

               o Superior Customer Service. Customer service is a key element in becoming a customer's preferred provider of MRO supplies. The Company emphasizes customer service and supports this superior service with sophisticated information systems and extensive training. Utilizing its proprietary customer support software, the Company's in-bound telemarketing representatives implement the Company's "one call does it all" philosophy. Telemarketing representatives are able to inform customers on a real time basis of the Company's in-stock inventory availability, recommend substitute products, verify credit information, receive special, custom or manufacturer direct orders, cross-check inventory items using customer product codes previously entered into the Company's information systems and provide technical product information. The Company believes that its simple, one-call method of fulfilling all purchasing needs of a customer through a single highly trained telemarketing representative supported by the Company's proprietary information systems results in greater efficiency for customers and increased customer satisfaction. To complement its customer service, the Company seeks to ease the administrative burdens on its customers by offering electronic data interchange ("EDI") ordering, customized billing services, customer savings reports, bulk discounts, stocking of specialty items specifically requested by customers and other customized report features.

               o Targeted Direct Mail Marketing Strategy. MSC's primary tool for marketing and product reference is a master catalog containing 3,560 pages and over 300,000 items, which is currently distributed once per year. The Company's catalog was supplemented by approximately 50 specialty and promotional catalog, brochure and newspaper titles in fiscal 1997, covering such specialty areas as welding, cutting tools, measuring instruments, abrasives, industrial supply, and hose and tubing. The Company uses its database of approximately 180,000 companies and 685,000 individuals, and also purchases mailing lists of prospective customers, to target the distribution of these various publications to specific individuals within an organization whose purchasing history or other criteria suggest receptiveness to mailings of specific publication titles. The use of specialty and promotional publications, which are produced in-house, increases productivity through lower costs, increased response rates and more efficient use of advertising space. MSC's publications mailings increased from 2.4 million in fiscal 1992 to approximately 6.6 million in fiscal 1995. The number of targeted marketing pieces mailed in fiscal 1996 decreased to 6.3 million as the Company adopted a more focused strategy for distributing targeted marketing pieces. In fiscal 1997, the number of targeted marketing pieces mailed will increase to approximately 11.3 million as the Company increases its direct marketing efforts to take advantage of additional products offered and its expanded distribution capabilities. The Company's expenditures on direct mail increased from $3.8 million in fiscal 1992 to approximately $10 million in fiscal 1996, and is expected to grow to approximately $12.5 million in fiscal 1997.


               o Commitment to Technological Innovation. The Company utilizes technological innovation to improve customer service and to reduce its operating costs through more effective buying practices, automated inventory replenishment and efficient order fulfillment operations. MSC's proprietary software tracks all 300,000 SKUs and enables the customer and the telemarketing representative to determine the availability of products in stock on a real time basis and to evaluate alternative products and pricing. The Company's EDI system allows a customer to order products directly, set purchase limits for particular buyers, run customized reports of purchasing history and select from a variety of billing options. The information systems developed by the Company enhance inventory management and turnover, customer service and cost reduction for both MSC and its customers. In addition to internal and customer information systems, the Company continually upgrades its distribution methods and systems to improve productivity and efficiency. The Company has also developed a World Wide Web information site in anticipation of increased commerce on the Internet.

                The Company believes that direct mail is one of the most effective, low cost methods of reaching customers. The Company continually seeks to reduce its own costs in order to continue to be the integrated low cost solution for its customers. MSC's call centers are a lower cost and more effective alternative to maintaining a large direct sales force. The Company produces its various product and promotional publications in-house, thereby significantly reducing marketing costs. MSC's increasing volume purchasing power has resulted in lower prices from vendors on many of the products it sells and dispersion of central costs over a wider revenue base.

Growth Strategy

               The Company's objective is to become the preferred supplier of industrial products for small and mid-size companies throughout the United States. The Company intends to increase sales to existing and new customers in existing geographic markets served by next day delivery by: (i) increasing the number of product lines and SKUs offered; (ii) increasing the circulation of the master catalog and expanding its targeted direct mail campaign; and (iii) acquiring smaller local distributors to gain access to customers while consolidating the acquired operations into existing Company distribution facilities. The Company also intends to increase sales to customers in regions not currently served by next day delivery by increasing the geographic availability of next day delivery.

               o Increased Penetration of Existing Markets. The Company believes that its most significant current opportunity to increase profits lies in the incremental revenue which can be realized from existing customers and new customers in existing geographic areas. MSC believes that continuing to increase the breadth of its product line and providing high levels of customer service are the two primary methods for increasing sales to existing customers and attracting new customers. Accordingly, MSC has added in excess of 130,000 SKUs over the past two years while simultaneously increasing the Company's inventory turns. By expanding the product lines offered, the Company seeks to satisfy an increasing percentage of the MRO supplies purchases of its customers. Additionally, the Company's ability to deliver such expanding product lines on a next day basis is an important service advantage that results in lower costs to customers. The Company's commitment to superior customer service and a broad product base adds to the convenience and effectiveness of doing business with MSC.

                             In fiscal 1997, the Company shifted its growth emphasis from increasing its offering of SKUs to increasing the size and diversity of its customer base. This shift took advantage of the Company's ability to service the industrial midwestern United States through its Elkhart, Indiana facility. The Company has accumulated a buyer database of approximately 685,000 individuals, and utilizes empirical information from this database to prospect for new customers and supplement its master catalog with directed mailings of specialty and promotional publications intended to increase customer response and product purchases. MSC has increased the number of publication titles distributed over the past several years from 12 in fiscal 1992 to approximately 50 in fiscal 1997.

               o Expansion into New Markets. The Company operates primarily in the continental United States through a network of three regional distribution centers and approximately 50 branch offices. The strategic locations of the Company's distribution centers allow next day delivery via low cost ground carriers in 28 states located primarily in the eastern United States and second day delivery throughout the rest of the continental United States. The Company's experience has been that sales in areas accessible by next day delivery are significantly greater than in areas with second day delivery. The Company's long-term goal is to open distribution centers in the West and Southwest, supported locally by branch offices, which will expand the Company's geographic coverage of next day delivery throughout the United States.

               o Selected Acquisitions. The Company believes that local market acquisitions of small suppliers of industrial products provide a very attractive opportunity for expanding its customer base in existing markets. Three of the Company's acquisitions completed during fiscal 1997 operate in markets where the Company already was present. The Company believes that the integration of acquired entities offers a number of opportunities to improve productivity and customer service. These benefits include: (i) elimination of redundant facilities and services; (ii) reduction of administrative overhead; (iii) consolidation of purchasing power; (iv) expanded customer services; and (v) increased merchandise selection.

               The Company will consider expansion into new markets through the acquisition of industrial supply companies with existing distribution facilities. One of the Company's acquisitions completed during fiscal 1997 operates in a market where the Company previously was not present. The completion of such acquisitions allows the Company to accelerate its growth plans and immediately penetrate new markets in a more efficient manner without the need for lengthy construction periods or significant capital expenditures that will not yield a return on investment for several months or years. Additionally, corporate and administrative infrastructures necessary to support such acquisitions are already in place. No assurance can be given that any such acquisitions, if made, will be successfully integrated into the Company's existing operations, nor can there be any assurance that the Company will be able to implement this phase of its growth strategy.

Products

               The Company currently offers in excess of 300,000 SKUs, which number represents a greater than 100% increase since 1991. The Company attributes a portion of its sales growth to the total number of SKUs offered. In this regard, the Company intends to continue to add new product categories and increase the number of products offered in existing product categories in its efforts to gain new customers and increase sales from existing customers. The Company's core products include cutting tools, abrasives, measuring instruments, machine tool accessories, machinery and safety products. As part of its strategy of supplying an increasing portion of its customers' MRO needs, the Company has recently expanded its product mix to include plumbing supplies, process instrumentation, hardware, marking products, pumps and pneumatics and has significantly increased its offering of flat stock raw materials and cutting tools. MSC seeks to distinguish itself from its competition through offering both name brand and generic products and significant depth in its core product lines while maintaining competitive pricing.

               The Company's offering of specific products from multiple manufacturers at different prices and quality levels permits MSC to offer a good-better-best product selection alternative. This alternative provides the customer a choice among similar product offerings with varying degrees of name recognition, quality and price, thus permitting the customer to choose the appropriate product for a specific task at the lowest cost. For example, if a customer requires a drill bit to drill 100 holes, it would not be cost-effective to purchase the top-of-the-line name brand which is capable of drilling 10,000 holes. MSC's telemarketing representatives and technical support personnel are trained specifically to assist customers in making intelligent cost-saving purchases. The Company believes that its product alternative offerings and knowledgeable customer service and technical support personnel result in significant amounts of repeat business and are an integral part of MSC's overall customer cost reduction strategy.

               The following table itemizes the product categories currently offered by MSC and the number of SKUs available in each product category:

                                                      Number of
               Category                                  SKUs
               --------                               ---------
               Cutting Tools                           119,000
               Machinery                                27,500
               Fasteners                                24,500
               Tooling                                  20,100
               Measuring Instruments                    15,700
               Flat Stock Raw Materials                 14,300
               Electrical Supplies                      10,900
               Power Transmission                       10,900
               Plumbing Supplies                        10,900
               Material Handling                        10,800
               Hand and Power Tools                     10,200
               Abrasives                                 9,200
               Hose Tube and Fittings                    6,700
               Safety Products                           5,800
               Process Instrumentation                   5,000
               Hardware                                  4,600
               Welding                                   4,600
               Marking Products                          2,800
               Janitorial/Maintenance                    2,700
               Lubricants                                1,700
               Pneumatics                                1,100
               Pumps                                       800
               Miscellaneous                             3,200
                                                       -------
                       Total                           323,000
                                                       =======

               The Company purchases substantially all of its products directly from approximately 1,700 manufacturers located in the United States. Approximately 10% of products are purchased from manufacturers located overseas. The Company is not materially dependent on any one supplier or small group of suppliers. No single supplier accounted for more than 5% of the Company's total purchases in fiscal 1997. Generic products, primarily machine tools, are manufactured by third parties to the Company's specifications.

Distribution Centers

               A significant number of the Company's products are carried in stock, and approximately 95% of orders are fulfilled from the distribution centers or branch offices. Certain products, such as specialty or custom items and some very large orders, are shipped directly from the manufacturer. The operations of the Company's distribution centers are managed via computer-based SKU tracking systems and radio frequency devices that facilitate the location of specific stock items to make the picking process more efficient. The Company has invested significant resources in technology and automation to increase efficiency and reduce costs, and continuously monitors its order fulfillment process and endeavors to maintain its commitment to technological efficiencies and cost reduction. The Company currently utilizes three distribution centers for product shipment located in Harrisburg, Pennsylvania, Atlanta, Georgia and Elkhart, Indiana. The Company commenced shipping from the Elkhart, Indiana distribution center during fiscal 1996, and the center is now fully operational. During fiscal 1997, the Company commenced shipping from the Harrisburg, Pennsylvania distribution center which became fully operational during the first half of fiscal 1997. Over the next several years, the Company intends to open additional distribution centers in the West and Southwest in order to achieve the Company's goal of next day delivery throughout the continental United States.

Sales and Marketing

               The Company's customers include a broad range of purchasers of industrial supply products, from one-man machine shops to Fortune 500 companies. The Company's core business focuses on selling relatively higher margin, lower volume products and has an average order size of approximately $150. The Company focuses its marketing efforts on the small shop segment, consisting of job shops and other small industrial entities with fewer than 100 employees and usually less than $500,000 of annual industrial supplies purchases, and the mid-size corporate segment, consisting of industrial entities with 100-999 employees and annual MRO purchases of between $500,000 and $1,000,000. The Company's strategy to pursue the large corporate segment is to develop relationships with, and supply MRO products directly to, integrated supply providers that are hired by large corporations to manage their MRO purchasing and administrative operations.

               The Company believes that its expanded product offerings, rapid delivery capabilities and total cost reduction strategy are critical to expanding its market share. MSC has in excess of 141,000 active customers (companies which have purchased at least one item during the past 12 months). Typically, a customer's MRO purchases are managed by several buyers responsible for different categories of products. The Company targets these individual buyers within an organization and distributes publication titles corresponding to the product categories for which such buyers are responsible. The Company is able to accomplish this directed marketing strategy as a consequence of the depth of customer information contained in its information systems databases. The Company's customers select desired products from the Company's various publications and place their orders by telephone, facsimile or direct computer link.

               The Company has invested significant resources in developing an extensive customer and prospect database. This database, which includes more than 685,000 buyers' names, is a key component of the Company's growth strategy. The customer and prospect database includes detailed information, including company size, number of employees, industry of operation, various demographic and geographic characteristics and personal purchase histories (catalog preference, product preference, order value). The Company supplements this database with third party mailing lists which are screened to the Company's specifications. In fiscal 1997, such lists will result in over 1,000,000 mailings to potential buyers who had not previously purchased from MSC. The Company has recently hired a database management professional to utilize more effectively the information contained in the Company's database and purchased lists. The Company believes that this variety and depth of information on its customers offers the Company a significant competitive advantage in increasing sales to existing customers and attracting new customers.

               The Company relies on its approximately 300 in-bound telemarketing representatives, who are responsible for a substantial majority of customer contacts and order entries. These telemarketing representatives are highly trained individuals who build relationships with customers, assist customers in reducing costs, provide technical support, coordinate special orders and shipments with vendors and update customer account profiles in the Company's information systems databases. The Company's "one call does it all" philosophy is predicated on the ability of the telemarketing representative, with the assistance of the Company's information systems databases, to respond effectively to the customer's needs. When a customer places a call to the Company, the telemarketing representative taking the call has immediate access, through the Company's proprietary information systems databases, to that customer's company and specific buyer profile, as well as inventory levels by distribution center on all of the over 300,000 SKUs offered by MSC. The telemarketing representative is able to access historical and current billing information, purchasing profiles, plant and industry information and is prompted to update the information contained in the databases, including employee and buyer personnel information. The Company believes that its information systems databases are an important factor in achieving customer satisfaction and the success of the Company's business strategy.

               MSC's telemarketing representatives undergo an intensive two week training course, are required to attend regular on-site training seminars and workshops and are monitored and evaluated at regular intervals. Additionally, the telemarketing representatives are divided into teams that are evaluated monthly and monitored on a daily basis by team supervisors. Telemarketing representatives receive technical training regarding various products from vendors and in-house training specialists. The Company also maintains a separate technical support group dedicated to answering specific customer inquiries and assisting customers with the operation of products and finding low cost solutions to manufacturing problems.

               Additionally, the Company employs a direct sales force of approximately 130 sales representatives. These commission-based sales representatives are responsible for presenting the Company's total cost reduction program to existing customers and increasing sales per customer.

Branch Offices

               The Company currently operates approximately 50 branch offices located in 33 states. The Company estimates these branch offices receive approximately 35% of all orders and are staffed with highly trained telemarketing representatives that utilize the same information systems as in the distribution centers. The Company has experienced higher sales growth and market penetration in areas where it has established a branch office and believes its branch offices are critical to the success of the Company's business strategy. In addition to opening new branch offices in support of its distribution centers, the Company has acquired local distributors and converted them to branch offices in new geographic locations to obtain an immediate established local market presence through use of the acquired customer base and integration of its operations with MSC. The Company believes that branch office acquisitions will result in more rapid expansion at a lower cost. See "--Acquisitions."

Publications

               The Company's primary reference tool is its 3,560 page master catalog, which is supported by specialty and promotional catalog, brochure and newspaper titles, approximately 50 of which were published in fiscal 1997. Specialty and promotional publications permit multiple targeted mailings to customers within various specialty process areas, such as welding, electrical supply and hose and tubing. The Company intends to distribute specialty and promotional catalogs, brochures and newspapers through utilization of the Company's databases and purchased mailing lists to customers whose purchasing history or profile suggests that they are most likely to purchase according to specific product categories or product promotions. Consequently, specialty catalogs offer a more focused selection of products at a lower catalog production cost due to increased response rates and more efficient use of advertising space.

               MSC's in-house staff designs and produces all of MSC's catalogs, brochures and newspapers. Each publication is printed with photographs, contains detailed product descriptions and includes a toll-free telephone number to be used by customers to place a product order. In-house production helps reduce overall expense and shortens production time, allowing the Company the flexibility to alter its product offerings and pricing and refine its catalog, brochure and newspaper formats more quickly.

               The success of the Company's targeted marketing program in enhancing revenue has justified an increase in the Company's direct mail budget (excluding cooperative advertising revenue) from approximately $3 million in fiscal 1993 to approximately $10 million in fiscal 1996. The Company anticipates spending approximately $12.5 million in fiscal 1997. As reflected in the following table, the number of publication titles has increased from 13 in fiscal 1993 to approximately 50 in fiscal 1997. The number of pieces mailed has increased from 2.7 million in fiscal 1993 to 6.3 million in fiscal 1996, and is expected to reach approximately 11.3 million in fiscal 1997.


                                                                      Fiscal Year Ended
                                       ------------------------------------------------------------------------------
                                         August 28,      August 27,     September 2,     August 31,       August 30,
                                            1993            1994            1995            1996             1997
                                         (52 weeks)      (52 weeks)      (53 weeks)      (52 weeks)       (52 weeks)
                                         ----------      ----------      ----------      ----------       ----------
Number of publication titles.......             13              20               38              70               50
Number of publications mailed......      2,688,000       4,794,000        6,604,000       6,300,000       11,300,000


Customer Service

               One of the Company's goals is to make purchasing its products as convenient as possible for its customers. Since a majority of customer orders are placed by telephone, the efficient handling of calls is an extremely important aspect of the Company's business. Order entry and fulfillment occurs at each of the Company's approximately 50 branches and main call centers located at the Company's three operating distribution centers. Calls are received by highly trained in-bound telemarketing representatives who utilize on-line terminals to enter customer orders into computerized order processing systems. The Company's branch offices field approximately 35% of all telephone orders. The Company's telephone ordering system is flexible and, in the event of local or regional breakdown, can be rerouted to alternative locations. When an order is entered into the system, a credit check is performed, and, if the credit is approved, the order is electronically transmitted to the warehouse closest to the customer and a packing slip is printed for order fulfillment. Most of the orders placed with the Company are shipped by United Parcel Service ("UPS"), and, to a limited extent, by various other freight lines and local carriers. Air freight is also used when appropriate. The Company has no written agreement with UPS but has been able to negotiate favorable shipping rates due to the volume of shipments from the Company. The Company is not dependent on any one carrier and believes that alternative shipping arrangements can be made with minimal disruption to operations in the event of the loss of UPS as the Company's primary carrier. The Company believes that its relationships with all its carriers are satisfactory. The Company guarantees same-day shipping if the order is received prior to 4:30 p.m. eastern time and most customers receive their orders (other than custom items and large industrial items shipped directly by the manufacturer) within one or two business days of the order date. Customers are invoiced for merchandise, shipping and handling promptly after shipment. Back order levels are, and historically have been, immaterial.

Information Systems


               The Company's proprietary information systems allow centralized management of key functions, including communication links between distribution centers, inventory and accounts receivable management, purchasing, pricing, sales and distribution, and the preparation of daily operating control reports that provide concise and timely information regarding key aspects of its business. These proprietary information systems enable the Company to ship to customers on a same-day basis, respond quickly to order changes and provide a high level of customer service. The proprietary information systems enable the Company to achieve cost savings, deliver superior customer service and manage its operations centrally. Certain of the Company's information systems operate over a wide area network and are real-time information systems that allow each distribution center and branch office to share information and monitor daily progress relating to sales activity, credit approval, inventory levels, stock balancing, vendor returns, order fulfillment and other measures of performance. The Company also maintains a sophisticated buying and inventory management system that monitors substantially all of its SKUs and automatically purchases inventory from vendors for replenishment based on projected customer ordering models. The Company has completed the testing of an EDI purchasing program with its vendors and customers for the purpose of reducing inventory levels and increasing inventory turnover and has offered this program to many of the Company's vendors during fiscal 1997.

               In addition to the proprietary computer software programs for use in the telemarketing and distribution operations, the Company has also developed a proprietary MRO management system, the Customer Direct Access Plus System ("CDA"), which is designed to automate, simplify and control the administration and management of MRO purchasing by giving the customer direct access to the Company's computers for automatic product selection, customization of purchasing parameters, a variety of report generation and product tracking capabilities and cross-referencing capability to a customer's own product stock numbers. In addition, the Company is developing a Windows(R)-based CDA and a CD-ROM package and has recently commenced providing product information on the Internet.

               The Company runs its systems on an AS400 platform and utilizes disaster recovery techniques and procedures which the Company believes are adequate to fulfill its needs and are consistent with this type of equipment. The Company believes that planned enhancements and upgrades to the next generation of its existing operating platforms will be sufficient to sustain its present operations and its anticipated growth for the foreseeable future.

Acquisitions

               The Company has completed a limited number of acquisitions to date. The Company, however, may actively consider acquisitions as part of its future growth strategy if opportunities arise. The Company believes that the ongoing consolidation within the industrial supply industry is spurring smaller competitors to seek partners to increase their productivity and reduce costs. The Company believes that it is well positioned to play a significant role in this industry consolidation.

               The Company believes that the most beneficial acquisitions are those which can be integrated into its existing operations. Accordingly, the

Company expects to focus on branch office acquisition prospects that can be integrated into its distribution facilities. The Company will also consider new market acquisitions if they are of sufficient size that the Company can establish a meaningful presence in such markets in accordance with its geographic growth plans.

               Upon completing an acquisition within an existing market, the Company intends to move rapidly to integrate the acquired entity into its existing operations. The Company believes that such integration offers a number of opportunities to improve productivity and customer service. These benefits include: (i) elimination of redundant facilities and services; (ii) reduction of administrative overhead; (iii) consolidation of purchasing power; (iv) expanded customer services; and (v) increased merchandise selection. From time to time, the Company has engaged in and continues to engage in preliminary discussions with respect to potential acquisitions. The Company is not currently a party to any oral or written acquisition agreement or engaged in any negotiations with respect to any material acquisition candidate. No assurance can be given that any such acquisitions, when and if made, will be successfully integrated into the Company's existing operations, nor can there be any assurance that the Company will be able to implement this phase of its growth strategy. See "Risks Factors--Integration of Prospective Acquisitions."

Competition

               The MRO supply industry is a large, fragmented industry that is highly competitive. The Company faces competition from (i) traditional channels of distribution such as retail outlets, small dealerships, regional or national distributors utilizing direct sales forces, and manufacturers of MRO supplies and (ii) large warehouse stores and larger direct mail distributors. The Company believes that sales of MRO supplies will become more concentrated over the next few years, which may make the industry more competitive. Certain of the Company's competitors offer a greater variety of products and have substantially greater financial and other resources than the Company. In the industrial products market, customer purchasing decisions are primarily based on one or more of the following criteria: price, product selection, product availability, level of service and convenience. The Company believes it competes effectively on all such criteria.

Employees

               As of July 18, 1997, the Company employed approximately 1,710 employees, including approximately 1,665 full-time and approximately 45 part-time employees. None of the Company's employees is represented by a labor union. The Company considers its relationships with employees to be good and has experienced no work stoppages.

Properties

               The Company's distribution centers are as follows:

                                        Approx.     Operational
     Location                           Sq. Ft.         Date
     --------                          ---------    ------------
Atlanta, Georgia(1)                     340,000     October 1990
Elkhart, Indiana(2)                     270,000       March 1996
Harrisburg, Pennsylvania(2)             270,000     January 1997

-------------------

(1)   The lease for this facility expires on July 31, 2010.
(2)   This facility is owned by the Company.

               The Company maintains its headquarters at an 83,000 square foot facility in Plainview, Long Island, and sublets to a third party approximately 60,000 square feet of another facility also located in Plainview, Long Island.

               The Company maintains approximately 50 branch offices located in 33 states, ranging in size from 850 to 16,000 square feet. The leases for these branch offices will expire at various periods between October 1997 and June 2003. The aggregate annual lease payments on these properties in fiscal 1997 was approximately $1,645,000.

               The Company believes that its facilities are adequate for its current needs and that suitable additional space will be available as needed.

Regulatory and Legal Matters

               The direct response business conducted by the Company is subject to the Mail or Telephone Order Merchandise Rule and related regulations promulgated by the Federal Trade Commission. While the Company believes it is in compliance with such regulations, no assurance can be given that new laws or regulations will not be enacted or adopted that might adversely affect the Company's operations. There are no material legal proceedings pending against the Company.

                                 MANAGEMENT

Directors and Executive Officers

               The following table sets forth information with respect to the directors and executive officers of the Company. Other than Messrs. Kelly, Redman and Langton, the directors and executive officers of the Company were elected to the positions listed in October 1995. Accordingly, the descriptions of their positions held with MSC or the Company prior to October 1995 refer to the Operating Subsidiary.

Name                   Age  Position
----                   ---  --------
Sidney Jacobson......  79   Chairman of the Board of Directors
Mitchell Jacobson....  46   President, Chief Executive Officer and Director
James Schroeder......  57   Vice President, Chief Operating Officer and Director
Shelley Boxer........  49   Vice President, Chief Financial Officer and Director
Thomas Eccleston.....  49   Vice President - Plant and Equipment and Secretary
Barbara Schwartz.....  64   Vice President - Human Resources
Denis Kelly..........  48   Director
Melvin Redman........  46   Director
Raymond Langton......  52   Director

               Sidney Jacobson is a co-founder of MSC and has been its Chairman since June 1982. Prior to 1982, Mr. Jacobson served as President and Chief Executive Officer of MSC since 1941.

               Mitchell Jacobson was appointed President and Chief Executive Officer of MSC in June 1982. Prior to that time, Mr. Jacobson had been an Executive Vice President since joining the Company in 1976. Mitchell Jacobson is the son of Sidney Jacobson.

               James Schroeder was appointed Vice President and Chief Operating Officer of MSC in 1986. Mr. Schroeder has served as Group Vice President of National Service Industries, a manufacturing company, from 1984 to 1986, as President of Avanti Motor Corp., an automobile dealership company, from 1983 to 1984, and as President of the MSC Division of Wheelabrator-Frye, Inc., a manufacturing company, from 1980 to 1983.

               Shelley Boxer was appointed Vice President and Chief Financial Officer of MSC in 1993. Mr. Boxer was formerly the Vice President and Chief Financial Officer at Joyce International, Inc., a distribution and manufacturing company, from 1992 to 1993. From 1987 to 1992, he was the Executive Vice President and Chief Financial Officer at Kinney Systems, Inc., an automobile parking and real estate company. From 1982 to 1987, Mr. Boxer was Vice President and Treasurer of Meyers Parking System, Inc., an automobile parking and real estate company.

               Tom Eccleston joined MSC in 1985 and was appointed Vice President of Plant and Equipment of MSC in 1986. Prior to joining MSC, Mr. Eccleston was the Director of Marine Operations at Prudential Lines, Inc., a shipping company, from 1979 to 1983 and Operations Manager at Norton, Lilly & Co., an international steamship agency, from 1973 to 1979.

               Barbara Schwartz joined MSC in 1974 and was appointed Vice President of Human Resources in 1986. From 1983 to 1985, Ms. Schwartz held the position of Director of Operations and from 1976 to 1983 was the Controller at MSC.

                Denis Kelly has been a director of the Company since April 1996. Mr. Kelly is a Managing Director of Prudential Securities Incorporated, a position he has held since July 1993. Before July 1993, Mr. Kelly was President of Denbrook Capital Corporation. Mr. Kelly is also a director of Kenneth Cole

Productions, Inc.

                Melvin Redman has been a director of the Company since April 1996. Mr. Redman is a principal of Redman & Associates, a management consulting firm in Arkansas. From 1992 to June 30, 1995, Mr. Redman was Senior Vice President of Operations for Walmart Stores, Inc. Prior to 1992, Mr. Redman was Senior Vice President of Store Planning for Walmart.

                Raymond Langton has been a director of the Company since July 1997. Mr. Langton is currently an investor for his own account. Mr. Langton was the President and Chief Executive Officer of Chicago Rawhide Worldwide from 1995 to February 1997. From 1991 to 1995, Mr. Langton was President and Chief Executive Officer of SKF North America. Mr. Langton is also a director of SKF USA, Inc.

Committees of the Board

               The Board of Directors established an Audit Committee of the Board, comprised of Messrs. Kelly, Redman and Langton. The Audit Committee is charged with reviewing the Company's annual audit and meeting with the Company's independent accountants to review the Company's internal controls and financial management practices.

               The Board of Directors also established a Compensation Committee of the Board, comprised of Messrs. Kelly, Redman and Langton. The Compensation Committee is responsible for establishing salaries, bonuses and other compensation for the Company's executive officers and for administering the Company's 1995 Stock Option Plan, including granting options and setting the terms thereof pursuant to such plan, and the 1995 Restricted Stock Plan.

Directors' Compensation

               The Company's policy is not to pay compensation to directors who are also employees of the Company. The Company will grant options to purchase 2,500 shares of Class A Common Stock to non-employee directors upon their election and reelection to the Board of Directors. Directors elected other than at an annual meeting of shareholders will receive a pro rata number of options. The Company also pays each non-employee director compensation of $10,000 per annum and $1,500 per board meeting.

                      PRINCIPAL AND SELLING SHAREHOLDERS

    The following table provides certain information regarding the beneficial ownership of the Company's capital stock and as adjusted to give effect to this Offering by (i) each shareholder known by the Company to beneficially own more than 5% of any class of the Company's outstanding voting securities, (ii) each director of the Company, (iii) the Chief Executive Officer and each other executive officer listed in the Summary Compensation Table and (iv) all directors and executive officers as a group. Except as otherwise noted below, each of the persons identified in the table has sole voting and investment power over the shares beneficially owned by such person.

                                               Class A Common Stock                       Class B Common Stock(1)
                                               --------------------                       ----------------------
                                                                               Beneficial Ownership        Beneficial Ownership
                                          Beneficial Ownership                    Prior to Offering           After Offering(4)
                                          --------------------                 --------------------        --------------------
                                                                    Number of
                                                                     Shares                 Percent                        Percent
Beneficial Owner(3)                         Number     Percent(2)    Offered      Number     Before          Number         After
----------------                            ------     -------      ---------     ------     ------          ------         -----
Mitchell Jacobson(5)                         40,526       *         750,000(16)  9,660,014      28.7%        8,910,014      26.3%
Marjorie Gershwind(6)                        33,158       *         750,000(16)  5,389,686      16.0         4,639,686      13.7
Sidney Jacobson(7)                              100       *              --      2,608,000       7.7         2,608,000       7.7
Erik Gershwind(8)                                --       --             --      1,424,000       4.2         1,424,000       4.2
Stacey Gershwind(9)                              --       --             --      1,424,000       4.2         1,424,000       4.2
Joshua Jacobson Trust(10)                        --       --             --      1,256,000       3.7         1,256,000       3.7
Jacobson Family Foundation(11)               57,500        *         50,000             --         --               --         --
Joseph Getraer(12)                            2,500        *             --      1,256,000       3.7         1,256,000       3.7
Denis Kelly                                  15,000        *             --             --         --               --         --
Melvin Redman                                   625        *             --             --         --               --         --
James Schroeder                                  --       --             --             --         --               --         --
Shelley Boxer                                 2,000        *             --             --         --               --         --
Thomas Eccleston                              5,263        *             --             --         --               --         --
Barbara Schwartz                              3,157        *             --             --         --               --         --
T. Rowe Price Associates, Inc.(13)          808,250      5.6%            --             --         --               --         --
  100 E. Pratt Street
  Baltimore, Maryland  21202
William Blair & Company, L.L.C.(14)       1,327,180      9.3             --             --         --               --         --
  222 West Adams Street
  Chicago, Illinois  60606-5312
All directors and executive officers as a    66,671        *             --     12,334,685(15)  36.3        11,584,685      34.2
group (8 persons)

----------------------
* Less than 1%.

 (1) The Class B Common Stock has ten votes per share and is convertible into Class A Common Stock on a one-to-one basis at the option of the holder upon transfer to persons who are not members of the Jacobson or Gershwind families. See "Description of Capital Stock."

 (2) Excludes 1,950,111 shares of Class A Common Stock reserved for issuance under the Company's 1995 Stock Option Plan.

 (3) The address of each person is c/o the Company, 151 Sunnyside Boulevard, Plainview, New York 11803-1592 unless otherwise indicated.

 (4) Includes 17,413,700 shares of Class B Common Stock and 16,429,119 shares of Class A Common Stock to be outstanding after this Offering.

 (5) Includes an aggregate of 240,000 shares of Class B Common Stock that are beneficially held by Mitchell Jacobson as Trustee for the issue of Marjorie Gershwind pursuant to the Marjorie Diane Gershwind 1995 Qualified 3 Year Annuity Trust Agreement, dated October 31, 1995. If the Underwriters' over-allotment option is exercised in full, 112,500 additional shares of Class B Common Stock held by Mitchell Jacobson will be converted and sold to the Underwriters. See "Underwriting." In such event, the total shares beneficially owned by Mitchell Jacobson after the Offering will be 26.0%.

 (6) Marjorie Gershwind is the sister of Mitchell Jacobson. If the Underwriters' over-allotment option is exercised in full, 112,500 additional shares of Class B Common Stock held by Marjorie Gershwind will be converted and sold to the Underwriters. See "Underwriting." In such event, the total shares benefically owned by Marjorie Gershwind after the Offering will be 13.4%.

 (7) Includes an aggregate of 1,648,000 shares of Class B Common Stock which are beneficially owned by Sidney Jacobson as Co-Trustee for both Stacey Gershwind and Erik Gershwind pursuant to the Stacey Gershwind 1995 Trust Agreement dated November 28, 1995 and the Erik Gershwind 1995 Trust Agreement dated November 28, 1995, and an aggregate of 960,000 shares of Class B Common Stock which are beneficially owned by Sidney Jacobson as Trustee for both Stacey Gershwind and Erik Gershwind pursuant to two separate Marjorie Gershwind 1994 15 year and 7 year Annuity Trust Agreements, dated September 26, 1994. Sidney Jacobson is the father of Mitchell Jacobson and Marjorie Gershwind.

 (8) Includes 1,424,000 shares of Class B Common Stock held in trust pursuant to various trust agreements. Erik Gershwind is the son of Marjorie Gershwind.

 (9) Includes 1,424,000 shares of Class B Common Stock held in trust pursuant to various trust agreements. Stacey Gershwind is the daughter of Marjorie Gershwind.

(10) Joshua Jacobson is the son of Mitchell Jacobson.

(11) If the Underwriters' over-allotment option is exercised in full, 7,500 additional shares of Class A Common Stock will be sold to the Underwriters.


(12) Includes 240,000 shares of Class B Common Stock beneficially held by Joseph Getraer as Trustee for the Joshua Jacobson 1994 Trust pursuant to the Mitchell Jacobson 1995 Qualified 3 year Annuity Trust Agreement dated October 31, 1995 and 1,016,000 shares of Class B Common Stock beneficially held by Joseph Getraer as Trustee for Joshua Jacobson pursuant to The Joshua Jacobson 1994 Trust Agreement, dated January 31, 1994.

(13) Based on Schedule 13G dated February 11, 1997.

(14) Based on Schedule 13G dated February 18, 1997.

(15) Includes an aggregate of 12,268,685 shares of Class B Common Stock and 66,671 shares of Class A Common Stock.

(16) Represents shares of Class B Common Stock that will be converted simultaneously with the Offering.


                            DESCRIPTION OF CAPITAL STOCK

    The following description of the capital stock of the Company and certain provisions of the Company's Certificate of Incorporation (the "Certificate") and the By-Laws is a summary and is qualified in its entirety by reference to the provisions of the Certificate and the By-Laws, copies of which have been filed with the Securities and Exchange Commission (the "Commission") as exhibits to the Company's Registration Statement of which this Prospectus is a part.

    The authorized capital stock of the Company consists of (i) 100,000,000 shares of Class A Common Stock, $.001 par value, (ii) 50,000,000 shares of Class B Common Stock, $.001 par value and (iii) 5,000,000 shares of preferred stock, $.001 par value ("Preferred Stock").

Class A and B Common Stock

    At July 18, 1997, there were approximately 485 holders of record of Class A Common Stock and 14,929,119 shares of Class A Common Stock were issued and outstanding. At July 18, 1997, there were 9 holders of record of Class B Common Stock and 18,913,700 shares of Class B Common Stock issued and outstanding.

    Subject to the rights of the holders of any Preferred Stock which may be outstanding, each holder of Class A Common Stock and Class B Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Each holder of Class A Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. The holders of Class B Common Stock are entitled to ten votes per share on the applicable record date and are entitled to vote, together with the holders of the Class A Common Stock, on all matters which are subject to shareholder approval. Holders of Class A Common Stock and Class B Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock.

The holders of the Class B Common Stock have the right to convert their shares of Class B Common Stock into shares of Class A Common Stock at their election and on a one-to-one basis, and all shares of Class B Common Stock convert into shares of Class A Common Stock on a one-to-one basis upon the sale or transfer of such shares of Class B Common Stock to any person who is not a member of the Jacobson or Gershwind families.

    The shares of Class A Common Stock offered hereby, when issued, will be fully paid and nonassessable.

    The Class A Common Stock is listed on the NYSE under the symbol "MSM."

    The transfer agent for the Class A Common Stock is American Stock Transfer & Trust Company.

Preferred Stock

    The Company's Certificate authorizes 5,000,000 shares of Preferred Stock. The Company's Board of Directors has the authority to issue shares of Preferred Stock in one or more series and to fix, by resolution, the voting powers, full or limited or no voting powers, and such designations, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in such series (which the Board may increase or decrease as permitted by New York law), liquidation preferences, dividend rates, conversion rights and redemption provisions of the shares constituting any series, without any further vote or action by the shareholders. Any shares of Preferred Stock so issued would have priority over the Class A Common Stock and Class B Common Stock with respect to dividend or liquidation rights or both. There are currently no shares of Preferred Stock outstanding and the Company has no current intention to issue any shares of Preferred Stock.

Certain Provisions of By-laws Affecting Shareholders

    Special meetings of the shareholders may be called by resolution of the Board of Directors or by the president and shall be called by the president or secretary upon the written request (stating the purpose or purposes of the meeting) of a majority of the Board of Directors or of the holders of a majority of the outstanding shares entitled to vote. Only business related to the purposes set forth in the notice of the meeting may be transacted at a special meeting.

Business Combination Statute

    The Company, as a New York resident domestic corporation, is subject to the provisions of Section 912 of the New York Business Corporation Law. Section 912 provides, with certain exceptions, that a New York resident domestic corporation may not engage in a "business combination" (e.g., merger, consolidation, recapitalization or disposition of stock) with any "interested shareholder" for a period of five years from the date that such person became an interested shareholder unless: (a) the transaction resulting in a person becoming an interested shareholder, or the business combination was approved by the board of directors of the corporation prior to that person becoming an interested shareholder; (b) the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by such interested shareholder; or (c) a business combination that meets certain valuation requirements for the stock of the New York resident domestic corporation. An "interested shareholder" is defined as any person that (a) is the beneficial owner of 20% or more of the outstanding voting stock of the New York resident domestic corporation or (b) is an affiliate or associate of the corporation that at any time during the five years prior was the beneficial owner, directly or indirectly, of 20% or more of the then outstanding voting stock. These provisions are likely to impose greater restrictions on an unaffiliated shareholder than on the existing shareholders who will continue to own all of the Class B Common Stock after this Offering.

                                 UNDERWRITING

    Subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), the underwriters named below (the
"Underwriters") for whom Donaldson, Lufkin & Jenrette Securities Corporation and Prudential Securities Incorporated are acting as representatives (the "Representatives") have severally agreed to purchase from the Selling Shareholders the number of shares of Class A Common Stock that each Underwriter has agreed to purchase as set forth opposite its name below:

             Underwriters                                    Number of Shares
             ------------                                    ----------------
Donaldson, Lufkin & Jenrette Securities Corporation........
Prudential Securities Incorporated.........................
                                                             ----------------
               Total.......................................         1,550,000
                                                             ================

    The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Class A Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any shares of Class A Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares (other than shares covered by the over-allotment option described below) must be purchased.

    The Underwriters have advised the Company that they propose to offer the shares of Class A Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not to exceed $____ per share. The Underwriters may allow, and such dealers may re-allow, discounts not in excess of $____ per share to any other Underwriter and certain other dealers.

    In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. Underwriters may bid for and purchase shares of Class A Common Stock in the open market to cover syndicate short positions. In addition, the Underwriters may bid for and purchase shares of Class A Common Stock in the open market to stabilize the price of the Class A Common Stock. These activities may stabilize or maintain the market price of the Class A Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end these activities at any time.

    The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    The Company, the Selling Shareholders and certain members of the Gershwind and Jacobson families have agreed not to sell any Class A Common Stock (or Class A Common Stock issuable upon conversion of Class B Common Stock, except pursuant to this Offering) prior to the expiration of 180 days from the date of this Prospectus without the prior written consent of the Underwriters.

                                 LEGAL MATTERS

    The validity of the shares of Class A Common Stock offered hereby and certain other legal matters in connection with this Offering will be passed upon for the Company by Rosenman & Colin LLP, New York, New York. Certain legal matters in connection with the shares of Class A Common Stock offered hereby will be passed upon for the Underwriters by Latham & Watkins, New York, New York.

    Certain members and associates of the firm of Rosenman & Colin LLP own an aggregate of approximately 4,800 shares of Class A Common Stock. An additional 1,256,000 shares of Class B Common Stock are beneficially held by Joseph Getraer, a partner of Rosenman & Colin LLP, as Trustee for the Joshua Jacobson 1994 Trust pursuant to the Mitchell Jacobson 1995 Qualified 3 year Annuity Trust Agreement dated October 31, 1995 and as Trustee for the Joshua Jacobson 1994 Trust.

                                    EXPERTS

    The annual financial statements of MSC Industrial Direct Co., Inc. and Subsidiaries included in this Prospectus and elsewhere in the Registration Statement, of which this Prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                            ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Class A Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Class A Common Stock, reference is hereby made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document summarize the terms of any such contract or other document that are material to such discussion but are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office at 450 5th St., N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission.

    The Company furnishes to its shareholders annual reports containing financial statements of the Company audited by its independent auditors and quarterly reports containing unaudited condensed financial statements for each of the first three quarters of each fiscal year.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

    (i) The Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1996; and

    (ii) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended November 30, 1996, March 1, 1997 and May 31, 1997.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock hereunder shall be deemed to be incorporated by reference herein and such documents shall be deemed to be a part hereof from the date of filing of such reports and documents.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of any or all of the documents incorporated herein by reference (exclusive of exhibits to such documents unless such exhibits are specifically incorporated by reference herein). Requests for such copies should be directed to Shelley Boxer, Vice President, MSC Industrial Direct Co., Inc., 151 Sunnyside Boulevard, Plainview, New York, 11803-1592, telephone (516) 349-7100.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Annual Financial Statements
---------------------------
Report of Independent Public Accountants....................................F-2
Consolidated Balance Sheets as of September 2, 1995 and
  August 31, 1996...........................................................F-3
Consolidated Statements of Income for the three fiscal years ended
  August 31, 1996...........................................................F-4
Consolidated Statements of Shareholders' Equity for the three fiscal years ended August 31, 1996...............................................F-5
Consolidated Statements of Cash Flows for the three fiscal years ended
  August 31, 1996...........................................................F-6
Notes to Consolidated Financial Statements .................................F-7

Unaudited Interim Financial Statements
--------------------------------------
Consolidated Balance Sheets as of May 31, 1997 and
  August 31, 1996 (Audited).................................................F-22
Consolidated Statements of Income for the nine month periods ended
  May 31, 1997 and June 1, 1996 ............................................F-23
Consolidated Statement of Shareholders' Equity for the nine month period ended May 31, 1997.................................................F-24
Consolidated Statements of Cash Flows for the nine month periods ended
  May 31, 1997 and June 1, 1996.............................................F-25
Notes to Consolidated Financial Statements..................................F-26

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To MSC Industrial Direct Co., Inc. and Subsidiaries:

     We have audited the accompanying balance sheets of MSC Industrial Direct Co., Inc. (a New York corporation) and Subsidiaries as of September 2, 1995 (Note 2) and August 31, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended August 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MSC Industrial Direct Co., Inc. and Subsidiaries as of September 2, 1995 and August 31, 1996, and the results of their operations and their cash flows for each of the three years in the period then ended August 31, 1996 in conformity with generally accepted accounting principles.

                                       ARTHUR ANDERSEN LLP

Melville, New York
November 6, 1996

                MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)

                                                                          September 2,    August 31,
                                                                              1995           1996
                                                                          ------------    ----------
                                                                            (Note 2)
                                     ASSETS
Current Assets:
         Cash and cash equivalents                                           $    681     $   1,679
         Accounts receivable, net of allowance for doubtful accounts of
              $877 and $1,319, respectively                                    31,078        41,042
         Inventories                                                           83,448       152,620
         Due from officers, employees and affiliated companies                    791         1,052
         Prepaid expenses and other current assets                              1,070         1,792
         Current deferred income tax assets                                         -         9,920
         Prepaid Federal income tax payments                                        -         4,512
                                                                             --------     ---------
                      Total current assets                                    117,068       212,617
                                                                             --------     ---------
Property, Plant and Equipment, net                                             14,648        38,989
                                                                             --------     ---------
Other Assets:
         Goodwill                                                                   -         8,224
         Prepaid Federal income tax payments                                    3,115             -
         Other                                                                  4,201         5,654
                                                                             --------     ---------
                                                                                7,316        13,878
                                                                             --------     ---------
                                                                             $139,032     $ 265,484
                                                                             ========     =========
                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
         Accounts payable                                                    $  7,821     $  13,270
         Accrued liabilities                                                   18,811        33,076
         Current portion of long-term notes payable                                51         2,486
         Current portion of subordinated debt to shareholders                   9,157             -
                                                                             --------     ---------
                      Total current liabilities                                35,840        48,832
Long-Term Notes Payable                                                        28,348        42,191
Subordinated Debt to Shareholders                                               2,621             -
Other Long-Term Liabilities                                                       135           110
Deferred Income Tax Liabilities                                                     -         1,780
                                                                             --------     ---------
                      Total liabilities                                        66,944        92,913
                                                                             --------     ---------

Commitments and Contingencies (Note 14)

Shareholders' Equity:

         Preferred stock; $0.001 par value; 5,000,000 shares authorized;
         none outstanding                                                           -             -

         Class A common stock; $0.001 par value; 100,000,000 shares authorized; 0 and 8,311,394 shares, respectively, issued and
         outstanding                                                                -             8

         Class B common stock; $0.001 par value; 50,000,000 shares
         authorized; 24,000,000 and 23,475,000 shares, respectively,
         issued and outstanding                                                    24            24

         Additional paid-in capital                                             8,034       145,628

         Retained earnings                                                     64,030        29,482
                                                                             --------     ---------
                                                                               72,088       175,142
         Deferred stock compensation                                                -        (2,571)
                                                                             --------     ---------
                      Total shareholders' equity                               72,088       172,571
                                                                             --------     ---------
                                                                             $139,032     $ 265,484
                                                                             ========     =========

              The accompanying notes are an integral part of these
                          consolidated balance sheets.

                MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                      (In thousands, except per share data)

                                                               For the Fiscal Years Ended
                                                       ------------------------------------------
                                                       August 27,    September 2,      August 31,
                                                          1994           1995             1996
                                                       ----------    ------------      ----------
                                                        (Note 2)       (Note 2)
Net Sales                                              $ 174,682       $ 248,483       $ 305,294
Cost of Goods Sold                                        99,830         145,195         178,519
                                                       ---------       ---------       ---------
         Gross Profit                                     74,852         103,288         126,775
Operating expenses                                        50,811          69,532          83,666
Distribution center restructuring charge (Note 5)              -               -           8,600
                                                       ---------       ---------       ---------
         Income from operations                           24,041          33,756          34,509
                                                       ---------       ---------       ---------
Other income (expense):

    Income on rental property                                113             118             123
    Interest expense                                        (870)         (1,870)         (1,534)
    Interest income                                          164              29             647
    Other income (expense), net                              (62)            430             289
                                                       ---------       ---------       ---------
                                                            (655)         (1,293)           (475)
                                                       ---------       ---------       ---------
         Income before Provision for Income Taxes         23,386          32,463          34,034
Provision for Income Taxes                                   813             765           5,531
                                                       ---------       ---------       ---------
         Net Income                                    $  22,573       $  31,698       $  28,503
                                                       =========       =========       =========
Pro Forma Information (Note 3):

    Income before provision for income taxes                                           $  34,034
    Pro forma provision for income taxes                                                  13,443
                                                                                       ---------
    Pro forma net income                                                               $  20,591
                                                                                       =========
    Pro forma net income per common share                                              $    0.67
                                                                                       =========
    Pro forma weighted average number of common
         shares outstanding                                                               30,696
                                                                                       =========

              The accompanying notes are an integral part of these
                            consolidated statements.

                MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                FOR THE THREE FISCAL YEARS ENDED AUGUST 31, 1996

                                 (In thousands)

                                                Class A          Class B
                                              Common Stock     Common Stock    Additional                Deferred
                                             ---------------  ---------------    Paid-In     Retained      Stock
                                             Shares   Amount  Shares   Amount    Capital     Earnings  Compensation     Total
                                             ------   ------  ------   ------  ----------    --------  ------------   --------
BALANCE, August 28, 1993                          -     $-    24,000     $24    $  8,034     $ 41,650     $     -     $ 49,708
  Net income                                      -      -         -       -           -       22,573           -       22,573
  Distributions to shareholders                   -      -         -       -           -      (16,531)          -      (16,531)
                                              -----     --    ------     ---    --------     --------     -------     --------
BALANCE, August 27, 1994                          -      -    24,000      24       8,034       47,692           -       55,750
  Net income                                      -      -         -       -           -       31,698           -       31,698
  Distributions to shareholders                   -      -         -       -           -      (15,360)          -      (15,360)
                                              -----     --    ------     ---    --------     --------     -------     --------
BALANCE, September 2, 1995 (Note 2)               -      -    24,000      24       8,034       64,030           -       72,088
  Initial public offering of common stock,
    net of costs of offering of $10,352
    (Note 1)                                  7,525      8         -       -     132,623            -           -      132,631
  Exchange of Class B Common stock for
    Class A common stock                        525      -      (525)      -           -            -           -            -
  Issuance of restricted common stock
    (Note 12)                                   157      -         -       -       2,981            -      (2,981)           -
  Cancellation of restricted common stock        (1)     -         -       -         (10)           -          10            -
  Amortization of deferred stock
    compensation                                  -      -         -       -           -            -         400          400
  Issuance of common stock for acquisition
    of subsidiary (Note 4)                      105      -         -       -       2,000            -           -        2,000
  Net income                                      -      -         -       -           -       28,503           -       28,503
  Distributions to shareholders (Note 1)          -      -         -       -           -      (63,051)          -      (63,051)
                                              -----     --    ------     ---    --------     --------     -------     --------
BALANCE, August 31, 1996                      8,311     $8    23,475     $24    $145,628     $ 29,482     $(2,571)    $172,571
                                              =====     ==    ======     ===    ========     ========     =======     ========

              The accompanying notes are an integral part of these
                            consolidated statements.

                MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)

                                                                         For the Fiscal Years Ended
                                                                  ---------------------------------------
                                                                  August 27,   September 2,    August 31,
                                                                    1994          1995           1996
                                                                  ----------   ------------    ----------
                                                                   (Note 2)      (Note 2)
Cash flows from operating activities:
  Net income                                                       $ 22,573      $ 31,698      $  28,503
                                                                   --------      --------      ---------
  Adjustments to reconcile net income to net cash provided by
   (used in) operating activities:
    Depreciation and amortization                                     1,501         1,932          3,087
    Amortization of deferred stock compensation                           -             -            400
    Loss (gain) on disposal of property, plant and equipment             96            (2)            29
    Provision for doubtful accounts                                     489           694          1,019
    Deferred income taxes                                                 -             -         (7,811)
    Changes in operating assets and liabilities, net of effect from acquisitions:
      Accounts receivable                                            (5,626)       (8,578)        (7,758)
      Inventories                                                    (4,089)      (30,561)       (59,866)
      Prepaid expenses and other current assets                       1,845            26            510
      Prepaid federal income tax payments                              (695)       (1,036)        (1,397)
      Other assets                                                   (2,366)       (1,435)        (1,334)
      Accounts payable and accrued liabilities                        7,222         6,081         14,523
      Other long-term liabilities                                        10            (3)          (781)
                                                                   --------      --------      ---------
          Total adjustments                                          (1,613)      (32,882)       (59,379)
                                                                   --------      --------      ---------
          Net cash provided by (used in) operating activities        20,960        (1,184)       (30,876)
                                                                   --------      --------      ---------
Cash flows from investing activities:
  Purchases of property, plant and equipment                         (2,163)       (9,495)       (26,886)
  Proceeds from sale of property, plant and equipment                    40            11             10
  Cash paid for acquisitions, net of cash acquired                     (629)            -        (10,530)
                                                                   --------      --------      ---------
          Net cash used in investing activities                      (2,752)       (9,484)       (37,406)
                                                                   --------      --------      ---------

Cash flows from financing activities:
  Net proceeds from initial public offering of common stock               -             -        132,631
  Net (borrowings) proceeds under notes payable                     (10,900)       21,349         11,616
  Payments under capital leases                                         (84)         (478)             -
  Proceeds from subordinated debt to shareholders                    17,232        20,144              -
  Repayment of subordinated debt to shareholders                     (9,423)      (17,263)       (11,778)
  Repayments from (advances to) affiliates                            4,715          (539)          (138)
  Distributions to shareholders                                     (16,531)      (15,360)       (63,051)
                                                                   --------      --------      ---------
          Net cash provided by (used in) financing activities       (14,991)        7,853         69,280
                                                                   --------      --------      ---------
Net increase (decrease) in cash and cash equivalents                  3,217        (2,815)           998
Cash and cash equivalents, beginning of year                            279         3,496            681
                                                                   --------      --------      ---------
Cash and cash equivalents, end of year                             $  3,496      $    681      $   1,679
                                                                   ========      ========      =========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                       $    866      $  1,883      $   2,022
                                                                   ========      ========      =========
    Income taxes                                                   $    624      $    561      $  12,376
                                                                   ========      ========      =========
Supplemental schedule of noncash investing and financing
  activities:
    Issuance of stock for purchase of subsidiary (Note 4)                 -             -      $   2,000
                                                                   ========      ========      =========
    Issuance of stock for restricted stock plan (Note 12)                 -             -      $   2,981
                                                                   ========      ========      =========

              The accompanying notes are an integral part of these
                            consolidated statements.

               MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (In thousands, except per share data, estimated lives and customer amounts)

1.   BUSINESS AND ORGANIZATION:

     Organization

     MSC Industrial Direct Co., Inc. ("MSC" or the "Company") was incorporated in the State of New York on October 24, 1995 as a holding company for the purpose of (i) issuing 8,050 shares of Class A Common Stock in an initial public offering ("IPO") and (ii) issuing 24,000 shares of Class B Common Stock to the shareholders of Sid Tool Co., Inc. (the "Operating Subsidiary") in exchange for their then outstanding 30 shares of common stock of the Operating Subsidiary immediately prior to the effective date of MSC's IPO.

     On December 20, 1995, the Company consummated the IPO relating to the offer and sale of 8,050 shares of Class A Common Stock, 7,525 of which shares were offered by the Company and 525 of which shares were offered by a principal shareholder of the Company, at a price of $19.00 per share. The 525 shares offered and sold by a principal shareholder were converted to Class A Common Stock from previously issued Class B Common Stock. Net proceeds received by the Company were approximately $132,600. As a result of the IPO, the Operating Subsidiary no longer qualified as a subchapter "S" corporation, and became subject to subchapter "C" corporation taxation. Prior to the offering, the Operating Subsidiary declared an "S" corporation dividend to the then existing shareholders in the aggregate amount of approximately $63,000, which amount was equal to substantially all previously taxed, undistributed "S" corporation earnings. The Operating Subsidiary paid the "S" corporation dividend by delivery to the then existing shareholders of promissory notes in the principal amount of such dividends, which notes have been repaid with a portion of the net proceeds from the offering. The provision for income taxes for the year ended August 31, 1996 reflects "S" corporation taxation through the date of the public offering, and "C" corporation taxation thereafter (Note 2).

     Business

     The Company is a distributor of industrial equipment and supplies with headquarters in Plainview, New York. The Company serves both domestic and international markets through its distribution network, which includes thirty-three local branches in twenty states, concentrated in the Eastern and Southern United States, regional distribution centers in Plainview/Central Islip, New York; Elkhart, Indiana and Atlanta, Georgia and a planned distribution center near Harrisburg, Pennsylvania (Note 5).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of MSC Industrial Direct Co., Inc. and its wholly-owned subsidiaries Sid Tool Co., Inc.; Swiss Precision Instruments, Inc.; Cut-Rite Tool Corp.; D.T.C. Tool Corp.; Primeline International, Inc.; Kaja Productions, Inc. and MSC Services, Inc.

All intercompany accounts and transactions have been eliminated in consolidation.

     The 1994 and 1995 financial statements included herein are those of the Operating Subsidiary and have been retroactively restated to give effect to the recapitalization of the Company related to the IPO (Note 1). The 1996 consolidated financial statements are those of the Company and its subsidiaries which, prior to December 20, 1995, reflect only the activity of the Operating Subsidiary.

               MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (In thousands, except per share data, estimated lives and customer amounts)
                                  (CONTINUED)

     Fiscal Year

     The Company's fiscal year ends on the Saturday closest to August 31. The financial statements for fiscal 1994, 1995 and 1996 contain activity for fifty-two weeks, fifty-three weeks and fifty-two weeks, respectively.

     Cash and Cash Equivalents

     Cash and cash equivalents consist of cash in banks, as well as certain highly liquid investments with original maturities of three months or less.

     Concentration of Credit Risk

     The Company's mix of receivables is diverse, with approximately
127,000 active customer accounts. The Company sells its products directly to end users and, in some cases, to other wholesalers and distributors in its market areas.

     Inventory Valuation

     Inventories consist of merchandise held for resale and are stated at the lower of average cost or market.

     Property, Plant and Equipment

     Depreciation and amortization of property, plant and equipment are computed for financial reporting purposes on both the straight-line and accelerated methods based on the estimated useful lives of the assets.

     Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred; costs of major renewals and improvements are capitalized. At the time property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and accumulated depreciation accounts and the profit or loss on such disposition is reflected in income.


     In accordance with the provisions of Statement of Financial
Accounting Standards ("SFAS") No. 34, "Capitalization of Interest Cost", interest attributable to construction of distribution centers is capitalized as part of the cost of related buildings during the period prior to which such facilities are available and ready for use. The amount of interest included in property, plant and equipment at September 2, 1995 and August 31, 1996 is $231 and $719, respectively.

     The Company capitalizes certain payroll costs associated with the development of internal computer systems. These costs are included within property, plant and equipment in the accompanying consolidated balance sheets. These costs are amortized on a straight-line basis over the estimated useful lives of the related computer systems, not to exceed five years.

               MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (In thousands, except per share data, estimated lives and customer amounts)
                                  (CONTINUED)

     Goodwill

     Goodwill shown in the consolidated balance sheet at August 31, 1996 relates to several acquisitions completed during fiscal 1996 (Note 4). Goodwill is being amortized on a straight-line basis over a 40-year period. Accumulated amortization was $44 at August 31, 1996. There was no goodwill at September 2, 1995.

     Deferred Catalog Costs

     The costs of producing and distributing the Company's principal catalogs ($3,546 and $4,488 at September 2, 1995 and August 31, 1996, respectively) are deferred and included in other assets in the Company's consolidated balance sheet in accordance with Statement of Position ("SOP") 93-7, "Reporting on Advertising Costs". These costs are charged to expense over the period that the catalogs remain the most current source of sales, which period is typically one year or less. The costs associated with brochures and catalog supplements are charged to expense as incurred.

     Sales Returns

     The Company reports its sales levels on a net sales basis, with net sales being computed by deducting from gross sales the amount of actual sales returns and the amount of reserve established for anticipated sales returns.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     Income Taxes

     The Company provides for income taxes in accordance with SFAS No.
109, "Accounting for Income Taxes". Under the asset and liability method specified by SFAS No. 109, the deferred income tax amounts included in the balance sheet are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse.

     Differences between assets and liabilities for financial statement and tax return purposes are principally related to inventories and certain accrued liabilities related to the restructuring charge described in Note 5. Deferred tax assets and liabilities, which were established in the second quarter of fiscal 1996 due to the Company's taxation as a subchapter "C" corporation since the closing date of the IPO in December 1995, resulted in a credit to the provision for income taxes of $3,966 for the year ended August 31, 1996.

     Affiliates

     The Company is affiliated with MSC International Korea, Inc. and various real estate entities (together, the "affiliates"). The affiliates are owned primarily by the Company's principal shareholders. In connection with the

               MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (In thousands, except per share data, estimated lives and customer amounts)
                                  (CONTINUED)

IPO during fiscal 1996, the Company acquired two affiliated companies, Primeline International, Inc. and Kaja Productions, Inc. See Notes 4, 6 and 13 for discussion of certain related party transactions.

     New Accounting Pronouncements

     During March 1995, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long- Lived Assets to be Disposed Of", was issued by the Financial Accounting Standards Board ("FASB"). This statement establishes financial accounting and reporting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. This statement is effective for financial statements for fiscal years beginning after December 15, 1995.

     During October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. The provisions of SFAS No. 123 encourage entities to adopt a fair value based method of accounting for stock compensation plans; however, these provisions also permit the Company to continue to measure compensation costs under pre-existing accounting pronouncements. If the fair value based method of accounting is not adopted, SFAS No. 123 requires pro forma disclosures of net income and net income per share in the notes to the financial statements. The accounting requirements of SFAS No. 123 are effective for transactions entered into in fiscal years that begin after December 15, 1995. The disclosure requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which SFAS No. 123 is initially adopted for recognizing compensation cost.

     The Company will be required to comply with the accounting and disclosure provisions of SFAS No. 121 and SFAS No. 123 during fiscal 1997. The effect, if any, on the consolidated financial statements of the implementation of SFAS No. 121 is not expected to be material. The Company will adopt the provisions of SFAS No. 123 by providing the pro forma disclosures.

     Reclassifications

     Certain reclassifications have been made to the prior years' financial statements to conform with the classifications used in the current year.

3.   PRO FORMA NET INCOME PER COMMON SHARE:

     Pro forma net income per common share for the year ended August 31, 1996 includes the pro forma effect of a "C" corporation income tax provision for the entire fiscal year (Notes 1 and 2). Pro forma weighted average common shares outstanding include (i) the weighted average shares of Class A and Class B Common Stock outstanding during the year, (ii) the impact of approximately 262 shares issued for the acquisition of Primeline International, Inc. (Note 4) and the Restricted Stock Plan (Note 12) assumed outstanding for the entire year,
(iii) the impact of 3,318 shares issued in the initial public offering, the proceeds of which were used to pay the final "S" corporation distribution (Note
1), assumed outstanding for the entire year, and (iv) the common stock equivalent impact of 756 outstanding options issued under the Company's 1995 Stock Option Plan based upon the grant date of the options.

               MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (In thousands, except per share data, estimated lives and customer amounts)
                                  (CONTINUED)

4.   ACQUISITION OF BUSINESSES:

     On August 15, 1994, the Company acquired various assets and assumed various liabilities, principally the accounts receivable, inventory and accounts payable, of Cast Industrial Products Co. for a net cash purchase price of $629. There was no goodwill as a result of this transaction.

     During fiscal 1996 the Company acquired five businesses, two of which were from related parties. The acquisitions were accounted for based on the purchase method and were valued based on management's estimate of the fair value of the assets acquired and liabilities assumed with respect to each acquisition at the dates of acquisition. The results of operations of the acquired entities from the respective dates of acquisition through fiscal year end are included in the accompanying consolidated statement of income for the fiscal year ended August 31, 1996. The Company acquired Primeline International, Inc. for a purchase price of approximately $2,000 payable in shares of Class A common stock, which resulted in the issuance of 105 shares of Class A common stock. Costs in excess of net assets acquired in these acquisitions of $8,268 were allocated to goodwill.

     Summarized below are the unaudited pro forma results of operations as though these fiscal 1996 acquisitions had occurred at the beginning of fiscal 1995. Adjustments have been made for pro forma income taxes and amortization of goodwill related to these transactions.

                                          For the Fiscal
                                           Years Ended
                                 --------------------------------
                                  September 2,       August 31,
                                     1995               1996
                                 --------------    --------------
Pro Forma:
  Net sales                      $278,300                $329,100
                                 ========                ========
  Net income                     $ 20,000                 $20,100
                                 ========                ========
  Net income per common share                               $0.65
                                                         ========

               MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (In thousands, except per share data, estimated lives and customer amounts)
                                  (CONTINUED)

5.   DISTRIBUTION CENTER RESTRUCTURING CHARGE:

     On May 9, 1996, the Company announced that it would be relocating its multi-location Long Island, New York warehouse and distribution center operation to a new, single-location, Company-owned facility near Harrisburg, Pennsylvania. The Pennsylvania distribution center commenced shipping in September 1996, and is expected to be fully operational in the first half of fiscal 1997. The estimated cost associated with the relocation of the Company's existing Long Island facilities is approximately $8,600, which is primarily comprised of personnel relocation and severance costs, lease abandonment costs, moving costs and disposal costs, and this amount has been reflected as a charge to income from operations for the year ended August 31, 1996. Costs of approximately $644, primarily relating to labor and travel associated with the move were charged against the liability as of August 31, 1996, and the remaining liability of $7,956 is included in accrued liabilities in the accompanying consolidated balance sheet as of August 31, 1996 (Note 9).

6.   DUE FROM AFFILIATED COMPANIES:

     The amounts due from affiliated companies bear interest at the prime rate (8.25% at August 31, 1996).

7.   PROPERTY, PLANT AND EQUIPMENT:

     The following is a summary of property, plant and equipment and the estimated useful lives used in the computation of depreciation and amortization:

                                 Number of        September 2,        August 31,
                                   Years              1995               1996
                                 ---------        ------------        ----------
    Land                                            $   637              $ 2,949
    Building                         40               5,799               14,569
    Building and leasehold
      improvements               The lesser
                                 of the life
                                 of the lease
                                   or 31.5            2,532                2,563
    Furniture, fixtures and
      equipment                     3-10             16,526               29,034
    Automobiles                      5                  364                  321
    Computer systems-related        3-15                 -                 3,704
                                                    -------              -------
                                                     25,858               53,140
    Less: Accumulated
    depreciation and
     amortization                                    11,210               14,151
                                                    -------              -------
                                                    $14,648              $38,989
                                                    =======              =======

8.   INCOME TAXES:

     The Company was required to make certain Federal income tax depository payments in order to maintain its fiscal year end as a subchapter "S" corporation. Concurrent with the consummation of the IPO during fiscal 1996, the Company no longer qualified as a subchapter "S" corporation and became a subchapter "C" corporation. The balance in prepaid Federal income tax payments as of August 31, 1996 represents the prepayments made prior to the Company's subchapter "C" corporation status which will be

               MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (In thousands, except per share data, estimated lives and customer amounts)
                              (CONTINUED)

returned to the Company prior to the end of fiscal 1997. As of September 2, 1995 and August 31, 1996, these Federal tax deposits amounted to $3,115 and $4,512, respectively.


     The provision for income taxes is comprised of the following:

                                           For the Fiscal Year Ended
                             ---------------------------------------------------
                             August 27, 1994  September 2, 1995  August 31, 1996
                             ---------------  -----------------  ---------------
Current:
    Federal                      $  -               $  -             $10,744
    State and local               813                765               2,598
                                 ----               ----             -------
                                  813                765              13,342
                                 ----               ----             -------
Deferred:
    Federal                         -                  -              (3,128)
    State and local                 -                  -                (717)
                                 ----               ----             -------
                                    -                  -              (3,845)
                                 ----               ----             -------
Subchapter "C" impact
of SFAS No. 109                     -                  -              (3,966)
                                 ----               ----             -------
          Total                  $813               $765             $ 5,531
                                 ====               ====             =======

     Significant components of deferred tax assets and liabilities are as follows:

                                                              August 31, 1996
                                                              ---------------
        Current and non-current deferred tax liabilities:
            Depreciation                                          $  (183)
            Prepaid advertising                                    (1,773)
                                                                  -------
                                                                   (1,956)
        Current and non-current deferred tax assets:
            Accounts receivable                                       679
            Inventory                                               4,382
            Restructuring charge accrual                            3,143
            Bonus accrual                                             944
            Deferred stock compensation                               158
            Other                                                     790
                                                                  -------
                                                                   10,096
                                                                  -------
        Net Deferred Tax Assets                                   $ 8,140
                                                                  =======

     The Company believes that, based upon its lengthy and consistent history of profitable operations, it is probable that the net deferred tax assets of $8,140 will be realized, primarily from the generation of future taxable income.

               MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (In thousands, except per share data, estimated lives and customer amounts)
                                  (CONTINUED)

     Reconciliation of the statutory Federal income tax rate to the Company's effective tax rate is as follows:

                                                              Fiscal Year Ended
                                                               August 31, 1996
                                                              -----------------
   U.S. Federal statutory rate                                     35.0%
   State income taxes, net of Federal benefit                       4.5
   Income from "S" corporation period taxable to shareholders     (11.9)
   Subchapter "C" impact of SFAS No. 109                          (11.7)
   All other, net                                                   0.4
                                                                 ------
   Effective income tax rate                                       16.3%
                                                                 ======

9.   ACCRUED LIABILITIES:

     Accrued liabilities consist of the following:

                                           September 2,        August 31,
                                               1995               1996
                                           ------------       -----------
  Accrued purchases                           $ 6,755            $10,349
  Accrued payroll and bonus                     3,618              4,408
  Accrued restructuring charge                      -              7,956
  Accrued other                                 8,438             10,363
                                              -------            -------
      Total accrued liabilities               $18,811            $33,076
                                              =======            =======

               MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (In thousands, except per share data, estimated lives and customer amounts)
                                  (CONTINUED)

10.    LONG-TERM NOTES PAYABLE:

           Long-term notes payable consist of the following:

                                             September 2, 1995  August 31, 1996
                                             -----------------  ---------------
       Revolving credit agreement (a)            $27,800                $40,000
       Term notes payable (b)                        599                  2,307
       Credit agreement of subsidiary (c)            -                    2,300
       Other                                         -                       70
                                                 -------               --------
                                                  28,399                 44,677
       Less: Current portion                          51                  2,486
                                                 -------               --------
                                                 $28,348                $42,191
                                                 =======                =======

     Maturities of long-term notes payable are as follows:

       Fiscal
       ------
        1997                                   $ 2,486
        1998                                       222
        1999                                    40,568
        2000                                       126
        2001                                       130
        Thereafter                               1,145
                                               -------
                                               $44,677
                                               =======

     (a) As of August 31, 1996, the Company had an unsecured revolving credit agreement with a bank, as agent for a group of banks, with borrowings of $40,000. The credit agreement provides for maximum borrowings of $80,000 expiring on April 30, 1999. During the term of the agreement, the Company can borrow at the bank's base rate (8.25% at August 31, 1996), bankers acceptance rate or LIBOR rate plus margins, which vary from 0.45% to 0.75% per annum based on the ratio of total liabilities to effective net worth, or bid note rate. A facility fee of one-eighth of one percent (0.125%) per annum is payable on the unused portion of the credit. The agreement contains certain covenants including, but not limited to, restrictions related to indebtedness, net worth, capital expenditures and the payment of dividends. As of August 31, 1996, the Company was not in compliance with the maximum capital expenditure covenant, however, the Company received a waiver from the bank.

     (b) The term notes payable consist of three separate notes. The first note represents the Company's share of a loan payable under a credit agreement with a bank, as agent for a group of banks. The Company is obligated for 50% of the total debt, as these borrowings are secured by real property which is owned 50% by the Company and 50% by a real estate affiliate (Note 2). This note bears interest at the LIBOR rate plus margins which vary from 0.45% to 0.75% per annum, and is payable in monthly

               MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (In thousands, except per share data, estimated lives and customer amounts)
                                  (CONTINUED)

principal installments of $4, plus interest, through April 1999, at which time the balance of the unpaid principal and any accrued interest is due. The balance as of August 31, 1996 is $548.

     The second note is payable to the Pennsylvania Industrial Development Authority and is secured by the land on which the Harrisburg, Pennsylvania distribution center is located. The loan bears interest at 3% per annum and is payable in monthly installments of $14 through September 2011. The Company received 80% of the approved loan amount and will receive the remaining 20% upon approval of the final construction cost of the Pennsylvania distribution center. The outstanding balance under this note is $1,600 as of August 31, 1996.

     The third note is payable to the Pennsylvania Department of Community and Economic Development and is unsecured. The loan bears interest at 3% per annum and is payable in monthly installments of $1 through August 2011. The balance as of August 31, 1996 is $159.

     (c) The Company assumed obligations of $2,300 under a $3,750 line of credit in connection with the acquisition of Swiss Precision Instruments, Inc. (Note 4). Borrowings under the line bear interest at the bank's reference rate (8.25% at August 31, 1996) plus 1%. The line of credit is available through November 30, 1996. Subsequent to August 31, 1996, this amount was repaid by the Company.

11.  SUBORDINATED DEBT TO SHAREHOLDERS:

     During fiscal 1992, the Company entered into subordinated debt agreements with its shareholders. Borrowings under these agreements were subordinated to the long-term notes payable described in Note 10. Subordinated debt to shareholders was comprised of the following:

                                                  September 2, 1995
                                                  -----------------
     Subordinated debt to shareholders                $11,778
     Less: Current portion                              9,157
                                                      -------
                                                      $ 2,621
                                                      =======

During fiscal 1996, subordinated debt was repaid with the proceeds from the IPO.

12.  EMPLOYEE BENEFIT PLANS:


     Sid Tool Savings Plan

     The Company maintains a defined contribution plan with both a profit sharing feature and a 401(k) feature, which covers all employees who have completed at least one month of service with the Company. For the fiscal years ended August 27, 1994, September 2, 1995 and August 31, 1996, the Company contributed $623, $1,350 and $216, respectively, to the Sid Tool Savings Plan. Company contributions are discretionary.

               MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (In thousands, except per share data, estimated lives and customer amounts)
                                  (CONTINUED)

     Option and Restricted Stock Plans

     In connection with the IPO, MSC adopted the MSC Industrial Direct
Co., Inc. 1995 Stock Option Plan, pursuant to which options to purchase 2,000 shares of Class A common stock may be granted.

     MSC also adopted the Restricted Stock Plan, whereby MSC awarded 157 shares of Class A common stock to various employees. Employees vest in their ownership of these shares at the end of five years, prior to which such shares would be forfeited upon the departure of the employees. The value of these shares at the grant date ($2,981) is included as a separate component of shareholders' equity, and the related compensation charge is being recorded ratably over the five year vesting period.

     Information regarding the Company's option and restricted stock plans is summarized below:

                                                          1995 Stock                                 Restricted
                                                          Option Plan                                Stock Plan
                                                  --------------------------                  ------------------------
                                                  Shares               Price                  Shares             Price
                                                  ------               -----                  ------             -----
Outstanding at September 2, 1995                     -                     -                     -                  -
       Granted                                     853              $19.00 - $30.75             157             19.00
       Exercised                                     -                     -                     -                  -
       Cancelled                                   (97)              19.00 -  28.38              (1)            19.00
                                                   ---                                          ---
Outstanding at August 31, 1996                     756              $19.00 - $30.75             156             19.00
                                                   ===                                          ===

13.  RELATED PARTY TRANSACTIONS:

     For the fiscal years ended August 27, 1994, September 2, 1995 and

August 31, 1996, respectively, sales to and purchases from Primeline International, Inc. were as follows:

                                 1994         1995         1996
                               --------    ---------    ----------
                                                            (a)

   Sales to affiliate          $1,732         $1,744       $492
   Purchases from affiliate     1,416            967        210

     (a) On December 13, 1995, the Company purchased Primeline International, Inc. (Note 4). All intercompany transactions subsequent to that date have been eliminated and are not included in the table above (Note 2).

               MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (In thousands, except per share data, estimated lives and customer amounts)
                                  (CONTINUED)

14.    COMMITMENTS AND CONTINGENCIES:

       Leases

     The operations of the Company are conducted, in part, on leased premises, some of which are leased from affiliates. The leases (most of which provide for the payment of real estate taxes, insurance and other operating costs) are for varying periods, the longest extending to the year 2010. At August 31, 1996, approximate minimum annual rentals on such leases are as follows:

                                   Total
                                (Including                 Related
                               Related Party                Party
        Fiscal Year            Commitments)              Commitments
        -----------            -------------             -----------
         1997                   $2,896                    $1,845
         1998                    2,073                     1,392
         1999                    1,825                     1,190
         2000                    1,415                     1,097
         2001                    1,235                     1,050
         Thereafter              8,632                     8,482

     Total rental expense (exclusive of real estate taxes, insurance and other operating costs) for all operating leases for the fiscal years ended August 27, 1994, September 2, 1995 and August 31, 1996 was $3,100, $2,964 and
$3,290, respectively, including $2,800, $2,511 and $2,519, respectively, paid to affiliates. In the opinion of the Company's management, the leases with affiliates are on terms which approximate fair market value.

     The Company is obligated under certain equipment and automobile operating leases, which expire on varying dates through fiscal 2001. At August 31, 1996, approximate minimum annual rentals on such leases are as follows:

                  Fiscal Year
                  -----------
                   1997                 $1,341
                   1998                    978
                   1999                    583
                   2000                     73
                   2001                      3

               MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (In thousands, except per share data, estimated lives and customer amounts)
                                  (CONTINUED)

     Guarantees

     As of August 31, 1996, the Company was a guarantor on loans made to affiliated real estate companies aggregating approximately $1,700.

     Self-Insurance

     The Company has a self-insured group health insurance plan. The
Company is responsible for all covered claims to a maximum liability of $100 per participant during a September 1 plan year. Benefits paid in excess of $100 are reimbursed to the plan under the Company's stop loss policy. Group health insurance expense for the fiscal years ended August 27, 1994, September 2, 1995 and August 31, 1996 was approximately $2,400, $3,200 and $4,100, respectively.

     Letters of Credit

     As of August 31, 1996, the Company had outstanding letters of credit aggregating approximately $3,600.

     Employment Agreements

     The Chairman of the Board of Directors of the Company is employed pursuant to an employment agreement with a term expiring in January, 2004. Under this agreement, the Chairman receives an annual base salary of $250 and is entitled to participate in benefits available to Company employees. The Chairman has agreed that upon termination of his employment, he will not compete with the Company for a period of three years. The agreement also provides for certain payments in the event of his disability or death. Finally, the agreement provides that the Chairman may, at his option, elect to become a consultant and advisor to the Company at an annual fee of $300 for the remainder of the term of the agreement.

     The President and Chief Executive Officer of the Company is employed pursuant to an employment agreement with a term expiring either on August 1, 2004 or 90 days after the President's written election to terminate employment. Under this agreement, the President receives an annual base salary of $400, subject to increases in the cost of living, and is entitled to participate in benefits available to Company employees. The agreement also provides for certain payments in the event of his disability or death.


     The Company has an agreement with another officer which provides for annual benefit payments to the employee for seven years upon his retirement or, in the event of his death, to his designated beneficiary. The benefit is based upon a percentage of the growth in shareholders' equity over a certain base amount. The expense associated with this agreement was $300 in 1996.

               MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (In thousands, except per share data, estimated lives and customer amounts)
                                  (CONTINUED)

     In connection with the various acquisitions during fiscal 1996 (Note 4), the Company entered into employment and consulting agreements with the selling shareholders of the acquired businesses. The future minimum commitments under these agreements are as follows:

                                                          Aggregate
          Number of                                        Annual
         Individuals                 Term                  Amount
         -----------                 ----                 ---------
              2              June 1996 - June 1998          $125
              2              June 1996 - June 1999           180
              1            May 1996 - December 1998           62
              1              July 1996 - July 2004           100
              1              July 1996 - July 2004            25

     Litigation

     The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

15.  SUBSEQUENT EVENTS:

     Secondary Offering

     In September 1996, the Company completed a secondary offering of 6,500 shares of Class A Common Stock, of which 2,000 shares were sold by the Company and 4,500 shares were converted from Class B to Class A Common Stock and sold by existing shareholders. This offering generated net proceeds to the Company of approximately $64,390.

     Supplemental pro forma net income for the fiscal year ended August
31, 1996 reflects the tax-effected impact of the reduction of interest expense of $1,450 attributable to debt outstanding at August 31, 1996 which was repaid from the proceeds of the secondary offering as though this debt was repaid at the beginning of the year. Supplemental weighted average common shares outstanding includes the pro forma weighted average common shares outstanding (Note 3), as well as the supplemental effect of the issuance of 1,181 shares of Class A common stock, which is the number of incremental shares that would have been needed to be issued at the secondary offering price to provide proceeds sufficient to pay the outstanding amounts of such debt at August 31, 1996. These incremental shares were not issued and outstanding for any other purpose and are included in this calculation solely to illustrate their effect on a supplemental basis.

               MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (In thousands, except per share data, estimated lives and customer amounts)
                                  (CONTINUED)

                                                                     1996
                                                                     ----
Supplemental pro forma information:
  Supplemental pro forma net income                                 $21,468
                                                                    =======
  Supplemental pro forma net income per common share                $  0.67
                                                                    =======
  Supplemental pro forma weighted average number of common shares
     outstanding                                                     31,877
                                                                    =======

Acquisition

     In November 1996, the Company completed the acquisition of a company.
The pro forma effects of this transaction have not been presented, as the results are immaterial to the Company's financial statements taken as a whole.

               MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                         Consolidated Balance Sheets

                      (in thousands, except share data)

                                                                May 31,       August 31,
                                                                 1997            1996
                                                              -----------     ---------
                                                              (unaudited)     (audited)
                    ASSETS

Current Assets:
    Cash and cash equivalents                                  $   9,187      $   1,679
    Accounts receivable, net of allowance for doubtful
     accounts of $1,785 and $1,319, respectively                  54,909         41,042
    Inventories                                                  163,829        152,620
    Due from officers, employees and affiliated companies            611          1,052
    Prepaid expenses and other current assets                      1,514          1,792
    Deferred income tax assets                                     8,135          9,920
    Prepaid Federal income tax payments                              568          4,512
                                                               ---------      ---------
         Total current assets                                    238,753        212,617
                                                               ---------      ---------
Property, Plant and Equipment, net                                49,100         38,989
                                                               ---------      ---------
Other Assets:
    Goodwill                                                      25,557          8,224
    Other                                                          3,502          5,654
                                                               ---------      ---------
                                                                  29,059         13,878
                                                               ---------      ---------
                                                               $ 316,912      $ 265,484
                                                               =========      =========

          LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
    Accounts payable                                           $  11,988      $  13,270
    Accrued liabilities                                           36,003         31,568
    Income taxes payable                                               -          1,508
    Current portion of long-term debt                                 59          2,486
                                                               ---------      ---------
         Total current liabilities                                48,050         48,832
Long-Term Notes Payable                                            2,590         42,191
Other Long-Term Liabilities                                           84            110
Deferred Income Tax Liabilities                                    1,217          1,780
                                                               ---------      ---------
         Total liabilities                                        51,941         92,913
                                                               ---------      ---------

Shareholders' Equity:
  Preferred stock; $0.001 par value; 5,000,000 shares
  authorized; none outstanding
  Class A common stock; $0.001 par value; 100,000,000                 15              8
  shares authorized; 14,851,858 and 8,311,394 shares,
  respectively, issued and outstanding
  Class B common stock; $0.001 par value; 50,000,000 shares           19             24
  authorized; 18,975,000 shares and 23,475,000 shares,
  respectively, issued and outstanding
  Additional paid-in capital                                     210,884        145,628
  Retained earnings                                               56,184         29,482
                                                               ---------      ---------
                                                                 267,102        175,142
  Deferred stock compensation                                     (2,131)        (2,571)
                                                               ---------      ---------
           Total shareholders' equity                            264,971        172,571
                                                               ---------      ---------
                                                               $ 316,912      $ 265,484
                                                               =========      =========

              The accompanying notes are an integral part of these
                          consolidated balance sheets.

               MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                      Consolidated Statements of Income
                                 (unaudited)

                    (in thousands, except per share data)

                                                        Thirty-nine Weeks Ended
                                                        -----------------------
                                                          May 31,      June 1,
                                                           1997         1996
                                                        ---------     ---------
                                                                       (Note 1)

Net Sales                                               $ 320,794     $ 224,527
Cost of Goods Sold                                        189,374       131,264
                                                        ---------     ---------
Gross Profit                                              131,420        93,263
Operating Expenses                                         87,626        61,214
Distribution center Restructuring Charge (Note 5)               -         8,600
                                                        ---------     ---------
     Income from Operations                                43,794        23,449
Other Income (Expense):
  Interest income                                             806           748
  Interest expense                                           (658)       (1,293)
  Other income (expense), net                                 178           289
                                                        ---------     ---------
                                                              326          (256)
                                                        ---------     ---------
     Income before Provision for Income Taxes              44,120        23,193
Provision for Income Taxes (Note 3)                        17,418         1,947
                                                        ---------     ---------
     Net Income                                         $  26,702     $  21,246
                                                        =========     =========

Net Income per Common Share (Note 5)                    $    0.79
                                                        =========
Weighted Average Number of Common Shares Outstanding       33,930
                                                        =========

                 The accompanying notes are an integral part of
                         these consolidated statements.

               MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                Consolidated Statement of Shareholders' Equity
                                 (unaudited)

                                (in thousands)

                                               Thirty-nine weeks ended May 31, 1997:
                                                  Class A           Class B                                Deferred
                                                Common Stock      Common Stock     Additional                Stock
                                               --------------   ----------------    Paid-In     Retained    Compen-
                                               Shares  Amount    Shares   Amount    Capital     Earnings    sation        Total
                                               ------  ------   -------   ------   ----------   --------   --------     --------


Balance, August 31, 1996 (Note 1)               8,311    $ 8     23,475     $24     $145,628    $29,482    $(2,571)    $172,571
Exchange of Class B common stock for            4,500      5     (4,500)     (5)           -          -          -            -
  Class A common stock
Secondary public offering of common stock,      2,000      2          -       -       64,442          -          -       64,444
  net of costs of offering of $3,306
Exercise of common stock options                   41      -          -       -          814          -          -          814
Net income                                          -      -          -       -            -     26,702          -       26,702
Amortization of deferred stock compensation         -      -          -       -            -          -        440          440
                                               ------    ---    -------     ---     --------    -------    -------     --------
Balance, May 31, 1997                          14,852    $15     18,975     $19     $210,884    $56,184    $(2,131)    $264,971
                                               ======    ===    =======     ===     ========    =======    =======     ========

                 The accompanying notes are an integral part of
                          this consolidated statement.

               MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                    Consolidated Statements of Cash Flows
                                 (unaudited)

                                (in thousands)

                                                             Thirty-nine Weeks Ended
                                                             -----------------------
                                                              May 31,      June 1,
                                                               1997         1996
                                                             --------     ---------
Cash Flows from Operating Activities:
  Net income                                                 $ 26,702     $  21,246
                                                             --------     ---------
  Adjustments to reconcile net income to net cash
    Provided by (used in) operating activities:
     Deferred income taxes                                      3,944        (7,542)
     Depreciation and amortization                              3,974         2,282
     Provision for doubtful accounts                              566           618
     Gain on disposal of property and equipment                     -           (33)
     Changes in operating assets and liabilities, net of
       effect from acquisitions:
           Accounts receivable                                 (9,106)       (9,043)
           Inventories                                          8,594       (45,637)
           Prepaid expenses and other current assets            2,341          (700)
           Other assets                                         2,181        (1,056)
           Accounts payable and other current liabilities      (5,038)       12,611
           Other long-term liabilities                           (589)          (21)
                                                             --------     ---------
                                                                6,867       (48,521)
                                                             --------     ---------
                Net cash provided by (used in)
                  operating activities                         33,569       (27,275)
                                                             --------     ---------
Cash Flows from Investing Activities:
  Expenditures for property, plant and equipment              (11,351)      (15,359)
  Cash paid for acquisitions, net of cash acquired            (27,771)            -
                                                             --------     ---------
                Net cash used in investing activities         (39,122)      (15,359)
                                                             --------     ---------

Cash Flows from Financing Activities:
  Net proceeds from public offering of common stock            64,444       131,466
  Net proceeds from exercise of common stock options              814             -
  Long-term borrowings                                         10,672        67,614
  Repayments of long-term debt                                (63,310)      (82,386)
  Repayments of subordinated debt to shareholders                   -       (11,778)
  Repayments from officers, employees and affiliates              441           791
  Distributions to shareholders                                     -       (61,963)
                                                             --------     ---------
                Net cash provided by financing activities      13,061        43,744
                                                             --------     ---------
Net Increase in Cash and Cash Equivalents                       7,508         1,110
Cash and Cash Equivalents - beginning of period                 1,679           681
                                                             --------     ---------
Cash and Cash Equivalents - end of period                    $  9,187     $   1,791
                                                             ========     =========

                 The accompanying notes are an integral part of
                         these consolidated statements.

               MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements
                     (in thousands except per share data)
                                  (unaudited)

1. MSC Industrial Direct Co., Inc. ("MSC" or the "Company") was incorporated in the State of New York on October 25, 1995, as a holding company for the purpose of (i) issuing 8,050 shares of Class A Common Stock in an initial public offering ("IPO") and (ii) issuing 24,000 shares of Class B Common Stock to the shareholders of Sid Tool Co., Inc. (the "Operating Subsidiary") in exchange for their then outstanding 30 shares of common stock of the Operating Subsidiary immediately prior to the effective date of MSC's IPO.

   MSC did not have any significant operating activity from its inception until December 20, 1995, the closing date of the IPO.

   The consolidated financial statements for the thirty-nine weeks ended June 1, 1996 include the results of operations of the operating subsidiary only, through the date of the IPO, and MSC's consolidated results of operations thereafter. All references to a year are to the Company's fiscal year, which ends on the Saturday nearest August 31 of such year.

2. Reference is made to the Notes to Consolidated Financial Statements contained within the Company's audited financial statements for the year ended August 31, 1996 included elsewhere in this Prospectus and in the Company's annual report on Form 10- K. In the opinion of management, the interim unaudited financial statements included herein reflect all adjustments necessary, consisting of normal recurring adjustments, for a fair presentation of such data on a basis consistent with that of the audited data presented therein. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

3. As a result of the IPO, the Operating Subsidiary no longer qualified as a Subchapter "S" corporation, and became subject to "C" corporation taxation. The provision for income taxes for the thirty-nine weeks ended June 1, 1996 reflects "S" corporation rates through the date of the IPO, and "C" corporation rates thereafter.

   On September 25, 1996, the Company completed a secondary offering of 6,500 shares of Class A Common Stock, of which 2,000 shares were sold by the Company and 4,500 shares were converted from Class B to Class A Common Stock and sold by existing shareholders. Net proceeds received by the Company as a result of this offering were approximately $64,444.

4. During the third quarter of 1996, the Company announced that it would be relocating its multi-location Long Island, New York warehouse and distribution center operation to a new, single- location, Company-owned facility near Harrisburg, Pennsylvania. The Pennsylvania distribution center commenced shipping in September 1996, and became fully operational during the second quarter of fiscal 1997. The estimated cost associated with the relocation of the Company's existing Long Island facilities is approximately $8,600, which is primarily comprised of personnel relocation and severance costs, lease abandonment costs, and moving and disposal costs, and this amount was reflected as a charge to income from operations in the 3rd quarter of fiscal 1996. Expenditures of approximately $5,719 have been charged against the liability as of May 31, 1997, and the remaining $2,881 is included in accrued liabilities in the accompanying consolidated balance sheet as of May 31, 1997.

5. Had the initial public offering occurred on the first day of fiscal 1995, the weighted average number of common shares used in the computation of earnings per share would have resulted in pro forma net income and earnings per share as follows:

                                   Thirteen Weeks Ended                Thirty-Nine Weeks Ended
                                   --------------------                -----------------------
                                          June 1,                              June 1,
                                           1996                                 1996
                                           ----                                 ----
Including Restructuring (Note 4)
Pro forma net income                        $2,758                              $14,033
Pro forma earnings per share                 $0.09                               $0.45

Excluding Restructuring (Note 4)
Pro forma net income                        $7,958                              $19,233
Pro forma earnings per share                 $0.25                               $0.61


6. The Company provides for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under the asset and liability method specified by SFAS No. 109, the deferred tax amounts included in the balance sheet are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Differences between assets and liabilities for financial statement and tax return purposes are principally related to inventories and certain accrued liabilities. Deferred income tax assets and liabilities were initially established during 1996 due to the Company's taxation as a "C" Corporation since the closing date of its IPO in December 1995.

7. During March 1995, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of", was issued by the Financial Accounting Standards Board ("FASB"). This statement establishes financial accounting and reporting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. This statement is effective for financial statements for fiscal years beginning after December 15, 1995 (fiscal 1997 for the Company).

   During October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. The provisions of SFAS No. 123 encourage entities to adopt a fair value based method of accounting for stock compensation plans; however, these provisions also permit the Company to continue to measure compensation costs under pre-existing accounting pronouncements. If the fair value based method of accounting is not adopted, SFAS No. 123 requires pro forma disclosures of net income and net income per share in the notes to the financial statements. The accounting requirements of SFAS No. 123 are effective for transactions entered into in fiscal years that begin after December 15, 1995. The disclosure requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 15, 1995 (fiscal 1997 for the Company).

   The effect, if any, on the consolidated financial statements, of implementation of SFAS No. 121 is not expected to be material. The Company will adopt the provisions of SFAS No. 123 by providing the pro forma disclosures in its annual report on Form 10-K for fiscal 1997.

   In March 1997, the FASB issued SFAS No. 128, "Earnings per Share" ("EPS"). This statement establishes standards for computing and presenting EPS, replacing the presentation of currently required primary EPS with a presentation of Basic EPS. For entities with complex capital structures, the statement requires the dual presentation of both Basic EPS and Diluted EPS on the face of the consolidated statements of operations. Under this new standard, Basic EPS is computed based on weighted average shares outstanding and excludes any potential dilution; Diluted EPS reflects potential dilution from the exercise or conversion of securities into common stock or from other contracts to issue common stock and is similar to the currently required fully diluted EPS. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997 (the second quarter of fiscal 1998 for the Company), including interim periods, and earlier application is not permitted. When adopted, the Company will be required to restate its EPS data for all periods presented. The Company does not expect the impact of the adoption of this statement to be material to previously reported EPS amounts.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  No person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offering made hereby, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Underwriters or any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                             --------------------
                              TABLE OF CONTENTS
                             --------------------

Prospectus Summary..........................................................   3
Risk Factors................................................................   7
Use of Proceeds ............................................................   9
Selected Financial and Operating Data.......................................   9
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations.................................................................  11
Business....................................................................  17
Management..................................................................  27
Principal and Selling Shareholders..........................................  30
Description of Capital Stock................................................  31
Underwriting................................................................  33
Legal Matters...............................................................  35
Experts.....................................................................  35
Additional Information......................................................  35
Index to Financial Statements............................................... F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               1,550,000 Shares

                                    [LOGO]

                             Class A Common Stock

                             -------------------
                             P R O S P E C T U S
                             -------------------

                         Donaldson, Lufkin & Jenrette
                            Securities Corporation

                      Prudential Securities Incorporated

                                            , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.   Other Expenses of Issuance and Distribution

     The Registrant's expenses in connection with the issuance of the securities being registered, other than underwriting discounts and commissions, are estimated as follows:

       Securities and Exchange Commission Registration Fee...........        $0
       NASD Filing Fee...............................................         0
       Printing and Engraving........................................         0
       Counsel Fees and Expenses.....................................         0
       Accountants' Fees and Expenses................................         0
       Blue Sky Qualification Fees and Expenses......................         *
       Transfer Agent and Registrar Fees and Expenses................         *
       New York Stock Exchange Listing Fee...........................         *
       Miscellaneous.................................................         0
                                                                           ----

       Total.........................................................      $  *


* To be filed by amendment

Item 14.   Indemnification of Directors and Officers

     The Certificate of Incorporation of the Registrant provides that any person may be indemnified against all expenses and liabilities to the fullest extent permitted by the Business Corporation Law of the State of New York.

     Section 722 of the New York Business Corporation Law, as amended, the law of the state in which the Registrant is incorporated, empowers a corporation, within certain limitations, to indemnify any person who served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

Item 15.   Recent Sales of Unregistered Securities

     The Registrant was formed in October 1995 as a holding company to hold all of the outstanding capital stock of Sid Tool Co., Inc. Pursuant to the Exchange Agreement dated October 30, 1995, the shareholders of Sid Tool Co., Inc. contributed all of their shares of stock of Sid Tool Co., Inc. in exchange for 24,000,000 shares of Class B Common Stock of the Registrant.

     In October 1995, the Registrant entered into an agreement to acquire all of the capital stock of Primeline International, Inc. ("Primeline") for a purchase price of $2 million payable in shares of Class A Common Stock of the Registrant upon consummation of the Initial Public Offering. The Registrant's President and his sister owned 70% of the outstanding stock of Primeline.

     The foregoing transactions were accomplished pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Act"), pursuant to Section 4(2) of the Act.

Item 16.   Exhibits and Financial Statement Schedules

     The following documents are filed as part of this Registration Statement:

     a.       Exhibits

Exhibit
  No.         Description
-------       -----------
 +1.01        Form of Underwriting Agreement.
 *1.02        Master Agreement Among Underwriters dated March 1, 1993.
 *1.03        Master Dealer Agreement dated December 1, 1987
 *3.01        Certificate of Incorporation of Registrant.
 *3.02        By-laws of Registrant.
 *4.01        Specimen Class A Common Stock Certificate.
 +5.01        Opinion of Rosenman & Colin LLP.
 *10.01       Registrant's 1995 Stock Option Plan.
 *10.02       Employment Agreement, dated as of January 2, 1994, between
              Registrant and Sidney Jacobson, as amended on October 31, 1995.
 *10.03       Employment Agreement, dated as of August 1, 1994, between
              Registrant and Mitchell Jacobson.
 *10.04       Exchange Agreement dated October 30, 1995 between the Registrant and the Shareholders named therein.
 +10.05       Credit Agreement, dated as of June 12, 1997, between the
              Registrant and the banks named therein.
  21.01       List of Subsidiaries
  23.01       Consent of Arthur Andersen LLP
 +23.02       Consent of Rosenman & Colin LLP (included in Exhibit 5.01).
  24.01       Power of Attorney (included on signature page at page II-4).


------------------------------
* Filed as an Exhibit to the Company's Registration Statement on Form S-1, Registration Statement No. 33-98832.
+   To be filed by amendment.


Item 17.   Undertakings

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being Registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     Additionally, the undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, County of New York, State of New York on July 18, 1997.

            MSC INDUSTRIAL DIRECT CO., INC.

            By: /s/ Mitchell Jacobson
                ---------------------
                Mitchell Jacobson
                President and Chief Executive Officer

                              POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Mitchell Jacobson and Shelley Boxer his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all the exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises as fully, to all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

      Signature                        Title                    Date
      ---------                        -----                    ----
/s/ Sidney Jacobson            Chairman of the Board
---------------------          of Directors                July 18, 1997
Sidney Jacobson

/s/ Mitchell Jacobson          President, Chief
---------------------          Executive Officer
Mitchell Jacobson              and Director                July 18, 1997

/s/ James Schroeder            Vice President,
---------------------          Chief Operating Officer,
James Schroeder                and Director                July 18, 1997

/s/ Shelley M. Boxer           Vice President, Chief
---------------------          Financial Officer,
Shelley M. Boxer               Principal Accounting
                               Officer and Director        July 18, 1997

/s/ Denis Kelly                Director                    July 18, 1997
---------------------
Denis Kelly

/s/ Melvin Redman              Director                    July 18, 1997
---------------------
Melvin Redman

/s/ Raymond Langton            Director                    July 18, 1997
---------------------
Raymond Langton

                                EXHIBIT INDEX

Exhibit                                                Description          Page
-------                                                -----------          ----
 +1.01    Form of Underwriting Agreement...............................
 *1.02    Master Agreement Among Underwriters dated March 1, 1993......
 *1.03    Master Dealer Agreement dated December 1, 1987...............
 *3.01    Certificate of Incorporation of Registrant...................
 *3.02    By-laws of Registrant........................................
 *4.01    Specimen Class A Common Stock Certificate....................
 +5.01    Opinion of Rosenman & Colin LLP..............................
 *10.01   Registrant's 1995 Stock Option Plan..........................
 *10.02   Employment Agreement, dated as of January 2, 1994, between
          Registrant and Sidney Jacobson, as amended on October 31,
          1995.........................................................
 *10.03   Employment Agreement, dated as of August 1, 1994, between
          Registrant and Mitchell Jacobson.............................
 *10.04   Exchange Agreement dated October 30, 1995 between the
          Registrant and the Shareholders named therein................
 +10.05   Credit Agreement, dated as of June 12, 1997 between the
          Registrant and the banks named therein.......................
  21.01   List of Subsidiaries.........................................
  23.01   Consent of Arthur Andersen LLP...............................
 +23.02   Consent of Rosenman & Colin LLP (included in Exhibit 5.01)...
  24.01   Power of Attorney (included on signature page at page II-4)..


------------------------------
* Filed as an Exhibit to the Company's Registration Statement on Form S-1, Registration Statement No. 33-98832.
+   To be filed by amendment.